SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated January 9, 2006

                           Commission File No. 1-14838

                              ---------------------

                                     Rhodia
                              (Name of Registrant)

                         Immeuble Coeur Defense, Tour A
                         110 Esplanade Charles de Gaulle
                                92400 Courbevoie
                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: Rhodia's "Operating and Financial Review and Prospects" and interim unaudited consolidated financial statements as of and for the nine months ended September 30, 2005.

Cautionary Note Regarding Forward-Looking Statements


     Certain of the statements contained in this Report that are not historical facts are statements of future expectations and other forward-looking statements. These statements are based on the current vision and the assumptions and estimates of our management. They include risks and uncertainties, both known and unknown, that could result in significant differences with regard to earnings, profitability and events forecast. The main factors that could cause such differences in actual results include:

     o changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;

     o changes in raw material prices, in particular the price of oil and its by-products;

     o changes in interest rates, or exchange rates for currencies other than the euro, primarily the U.S. dollar and the Brazilian real;

     o our ability to successfully conclude divestitures and restructuring transactions on a timely basis and on terms that are commercially acceptable;

     o our ability to introduce new products and to continue to develop our production processes;

     o    customers and market concentration;

     o risks and uncertainties involved with doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

     o    changes in economic or technological trends;

     o potential environmental claims, costs, liabilities and other obligations;

     o whether we are successful in obtaining tradable credits (CDM certificates) under the Clean Development Mechanism as established by the Kyoto Protocol; we note that the CDM processes and markets are new and are subject to risks, some of which may not yet be known; and

     o general competitive and market factors on a global, regional and/or national scale.

     Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in "Item 3. Key Information--Risk Factors" included in our annual report for the year ended December 31, 2004 on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 5, 2005, as updated in our submissions to the SEC from time to time. We assume no obligation to update the forward-looking statements or such risk factors.


                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS
                      Nine Months Ended September 30, 2005


     The following discussion and analysis should be read in conjunction with our interim financial statements for the nine months ended September 30, 2005, together with the notes thereto, which are included in this Report and "Item 5. Operating and Financial Review and Prospects" in our Form 20-F for the year ended December 31, 2004.

Introductory Note Regarding Our Interim Financial Statements

     As required by European Commission Regulation 1606/2002 of July 19, 2002 on international accounting standards, our consolidated financial statements for the fiscal year ending December 31, 2005 will be prepared using the international accounting standards, IAS/IFRS, as adopted by the European Union on December 31, 2005.

     In accordance with the recommendation of the CESR (Committee of European Securities Regulators) of December 30, 2003, concerning financial reporting during the transition period to the IFRS standards, in Article 221-5 of the general regulations of the AMF (Autorite des Marches Financiers) and the AMF's announcement dated June 27, 2005, we opted to produce interim financial statements presented in accordance with the presentation and information rules applicable in France (CNC recommendation 99-R01) but prepared according to the accounting and valuation principles of the IFRS standards in effect on September 30, 2005, and applicable to fiscal year 2005 as adopted by the European Union on September 30, 2005. Thus, the notes to our interim financial statements included in this Report do not include all the information required by the IFRS standards for notes to annual financial statements and interim financial statements.

     Changes in standards and interpretations and their adoption by the European Union could result in a modification of our interim financial statements included in this Report when we publish our interim financial statements for the nine months ended September 30, 2006.

     Our consolidated financial statements for the nine months ended September 30, 2005 were the subject of a limited examination by our independent registered pubic accounting firm. For purposes of comparison, we have restated our financial data for the nine month period ended September 30, 2004, in accordance with IFRS.

INCOME/(LOSS) FROM OPERATIONS FOR THE FIRST NINE MONTHS OF 2005

     Our consolidated sales of products for the first nine months of 2005 increased 7.3 % to reach (euro)3831 million compared with (euro)3570 million during the first nine months of 2004. Services and other revenues for the first nine months of 2005 were (euro)330 million compared with (euro)325 million during the first nine months of 2004. Loss from operations was reduced, from a loss of (euro)45 million for the first nine months of 2004 to a loss of (euro)12 million for the first nine months of 2005.

SALES-PRODUCTS

     Rhodia's consolidated sales-products increased by 7.3% to reach (euro)3,831 million during the first nine months of 2005 compared with (euro)3,570 million for the first nine months of 2004, primarily because of the increase in Polyamide sales and, to a lesser extent, those of Silcea and Coatis.

     The increase of selling prices was the factor that had the biggest impact on sales increase, with a positive impact of (euro)220.2 million (or 6.2%), for the first nine months of 2005 compared to the first nine months of 2004. Additionally, the change in continued activities and the variations in exchange rates also had a positive impact on the period ended September 30, 2005 of
(euro)17.2 million and (euro)46.4 million, respectively, compared with the first nine months of 2004.

     Sales volumes had a negative impact of (euro)22.8, or 0.6%, on the first nine months of 2005 compared with the same period in 2004.


Analysis of Sales-Products by Enterprise

     The table below presents an analysis of the change in consolidated sales-products by enterprise for the nine-month periods ended September 30, 2004 and September 30, 2005.

-----------------------------------------------------------------------------------------------------------------
      Change in
   sales-products      Sales for the                                                      Sales for the nine
   (in millions of   nine months ended                 Currency                   Sale       months ended
       euros)        September 30, 2004  Structure(2) Conversion   Volume         price    September 30, 2005
-----------------------------------------------------------------------------------------------------------------
      NOVECARE               687            (11.9)      (11.5)       (20.8)        50.2            693
                                            (1.7)%      (1.7)%       (3.0)%        7.3%            0.9%
       SILCEA                560            (5.4)         0.5         38.7         15.2            609
                                            (1.0)%       0.1%         6.9%         2.7%            8.7%
       COATIS                352             13.5        13.9         13.9         22.7            416
                                             3.8%        3.9%         3.9%         6.4%           18.2%
      POLYAMIDE             1,133            11.8        54.5        (14.3)         116          1,301
                                             1.0%        4.8%        (1.3)%        10.2%          14.8%
       ACETOW                298             12.5         3.6        (6.8)         (6.3)           301
                                             4.2%        1.2%        (2.3)%       (2.1)%           1.0%
      ECO SERV               157             0.5         (4.7)        0.3           4.9            158
                                             0.3%       (3.0)%        0.2%         3.1%            0.6%
      ORGANICS               257             4.2         (2.1)       (18.4)        14.3            255
                                             1.6%       (0.8)%       (7.2)%        5.6%           (0.8)%
         RPS                 174            (3.4)        (1.2)       (10.8)        (0.6)           158
                                            (2.0)%      (0.7)%       (6.2)%       (0.3)%          (9.2)%
     Others (1)              (48)           (4.6)        (6.5)       (4.6)          3.7            (60)
       RHODIA               3,570            17.2        46.4        (22.8)        220.2          3,831
                                             0.5%        1.3%        (0.6)%        6.2%            7.3%
-----------------------------------------------------------------------------------------------------------------
(1) Includes other activities, sales on behalf of third parties and elimination of inter-company sales.
(2) Presents the impact of variations in the scope of our activities which are not classified as "discontinued
activities" and the reclassifications of inter-company activities.
-----------------------------------------------------------------------------------------------------------------

     The following table shows the net consolidated sales and their breakdown by enterprise for the nine-month periods ended September 30, 2004 and September 30, 2005.


---------------------------------------------------------------------------------------------------------------
                                                                                Nine months ended September 30,
---------------------------------------------------------------------------------------------------------------
                                                                                       2004          2005
  Rhodia consolidated sales-products (in millions of euros)                            3,570         3,831

  Net contributions to sales by enterprise (as a %):

  NOVECARE                                                                            19.24%        18.09%

  SILCEA                                                                              15.69%        15.90%

  COATIS                                                                               9.86%        10.86%

  POLYAMIDE                                                                           31.74%        33.96%

  ACETOW                                                                               8.35%         7.86%

  ECO SERV                                                                             4.40%         4.12%

  ORGANICS                                                                             7.20%         6.66%

  RPS                                                                                  4.87%         4.12%

  Others (1)                                                                          (1.34)%       (1.57)%

 Total                                                                                 100%          100%

(1) Includes other business lines, sales on behalf of third parties and the elimination of inter-company sales.
--------------------------------------------------------------------------------------------------------------------

Novecare

     Novecare sales-products slightly increased by (euro)6 million, or 0.9%, to reach (euro)693 million during the first nine months of 2005 compared with
(euro)687 million for the first nine months of 2004.

     The increase in Novecare sales-products is due primarily to the change in sale prices, which had a positive impact of (euro)50.2 million, or 7.3%, for the first nine months of 2005 compared with the same period in 2004.

     However, these increases were offset by unfavorable volumes trends due to weakness in phosphorus derivatives and oil field chemical markets being impacted by hurricanes in the U.S. The negative impact amounted to (euro)20.8 million.

Silcea

     Buoyed by good recovery in silicone, Silcea sales-products increased by
(euro)49 million, or 8.7%, amounting for the first nine months of 2005 to
(euro)609 million compared with (euro)560 million for the first nine months of 2004.

     The increase in Silcea sales-products is due in large part to a good level of performances marked by increase in sales volumes totalling (euro)38.7 million and increases in selling prices amounting to (euro)15.2 million for the first nine months of 2005 compared with the first nine months of 2004.

     To a lesser extent, the variations in exchange rates had a positive impact of (euro)0.5 million and the scope of continuing operations had a negative impact of (euro)5.4 million in the first nine months of 2005.

Coatis

      As our Latex business has been discontinued, it has been removed from the Coatis enterprise results for the nine-month period ended September 30, 2005. This discontinued operation falls under the IFRS rules and this business has also been removed from the corresponding period in 2004 respecting sales-products. Coatis sales-products increased by (euro)64 million, or 18.2%, to reach (euro)416 million during the first nine months of 2005 compared with
(euro)352 million during the same period of 2004. The increase was due to various factors such as the strong performance of solvents and decorative paints, which offset the consequence of a market slowdown in industrial paints.

     Sales-products benefited from:

     o an increase in sale prices, primarily in solvents, which had a positive impact of (euro)22.7 million, or 6.4%, for the first nine months of 2005;

     o growing volumes having a positive impact of (euro)13.9 million, or 3.9%, with improved performances of the TDI (toluene di-isocyanate) production plant after the slow restart following the major overhaul; and

     o other factors such as the scope of continuing operations and the variations in exchange rates also had a positive impact of (euro)13.5 million, or 3.8%, and (euro)13.9 million, or 3.9%, respectively, in the first nine months of 2005 compared with the first nine months of 2004.

Polyamide

     Polyamide sales-products increased by (euro)168 million, or 14.8%, to reach
(euro)1301 million during the first nine months of 2005, compared with
(euro)1133 million during the first nine months of 2004.

     This increase results primarily from an overall increase in selling prices that had a positive impact of (euro)116.0 million, or 10.2%, on the first nine months of 2005 compared with the same period of 2004. These price increases were posted in order to offset the increase in the cost of raw materials.

     Sales volumes had a negative impact of (euro)14.3, or 1.3%, on the first nine months of 2005 compared with the same period of 2004. While favorable volume trends remain in engineering plastics and nylon intermediates, continued difficulties in the adipic acid market impacted negatively our volume.

     Variations in exchange rates and changes in the scope of continuing operations also had a positive impact of (euro)54.5 million, or 4.8% and
(euro)11.8 million, or 1.0 %, respectively, in the first nine months of 2005 compared with the first nine months of 2004.

Acetow

     Acetow sales-products remain stable at (euro)301 million for the first nine months of 2005 compared with (euro)298 million for the first nine months of 2004.

     Changes in the scope of continued activities and the variations in exchange rates had a positive impact of (euro)12.5 million, or 4.2%, and (euro)3.6 million, or 1.2%, respectively, for the first nine months of 2005 compared with the first nine months of 2004.

     Decreases in selling prices and sales volumes had a negative impact of
(euro)6.3 million, or 2.1%, and (euro)6.8, or 2.3%, for the first nine months of 2005 compared with the first nine months of 2004.

Eco Services

     Eco Services sales-products slightly increased by (euro)1 million, or 0.6%, increasing from (euro)157 million for the first nine months of 2004 to (euro)158 million for the first nine months of 2005.

     Variations in exchange rates had a negative impact of (euro)4.7 million, or 3.0%, while sale prices had a positive impact of (euro)4.9 million, or 3.1%, on the first nine months of 2005. Finally, volumes increased by (euro)0.3 million, or 0.2%, on the first nine months of 2005.

Organics

     Organics sales-products slightly decreased by (euro)2 million, or 0.8%, decreasing from (euro)257 million for the first nine months of 2004 to (euro)255 million for the first nine months of 2005.

     For the first nine months of 2005, changes in scope of continuing operations had a positive impact of (euro)4.2 million, or 1.6%, and exchange rate fluctuations has a negative impact of (euro)2.1 million, or 0.8%, compared to the same period in 2004.

     The favorable trends in selling prices had a positive impact of (euro)14.3 million, or 5.6%. Volumes were negatively impacted by the consequences of the disposals carried out to refocus the business, in an amount of (euro)18.4 million, or 7.2%.

Rhodia Pharma Solutions (RPS)

     Rhodia Pharma Solutions sales-products declined by (euro)16 million, or 9.2%, to reach (euro)158 million during the first nine months of 2005 compared with (euro)174 million during the same period in 2004. This unfavorable change in the economic performance of our prescription health CGU observed during the first three quarters of 2005 is mainly the result of:

     o a decline in sales compared to the previous year, due in particular to the market withdrawal of a drug for which the CGU manufactured the key intermediate; and

     o the overall decline in margins for the pharmaceutical subcontracting sector which suffers from structural overcapacity.

     Sales volumes, changes in the scope of continuing operations, sale prices and the variations in exchange rates had a negative impact of 6.2%, 2.0%, 0.3% and 0.7%, respectively.




OPERATING EXPENSES

     The table below shows the financial data related to our operating expenses during the first nine months of 2004 and the first nine months of 2005.

--------------------------------------------------------------------------------------------------------------------
                                                                           Nine months ended September 30,
--------------------------------------------------------------------------------------------------------------------
Operating costs (in millions of euros)                                       2004            2005      % variation
Cost of sales                                                             (3,322)         (3,568)             7.4%

Administrative and selling expenses                                         (390)           (447)            14.6%

Research and development expenses                                           (122)           (101)          (17.2)%

Restructuring costs                                                         (107)            (45)          (57.9)%

Other operating income/(expense)                                                1            (12)

Total                                                                     (3,940)         (4,173)             5.9%
--------------------------------------------------------------------------------------------------------------------

Cost of Sales

     Cost of sales increased by (euro)246 million, or 7.4%, from (euro)3,322 million for the first nine months of 2004 to (euro)3,568 million for the first nine months of 2005. This increase reflects the rise in the price of petrochemical by-products and more specifically of benzene and its derivatives.

     As a key driver for the explanation of raw material cost escalation, benzene market prices are presented below.

     Over the 21 months ending September 30, 2005, benzene prices (quarterly average with a month gap between the price and the impact on the cost of sales) were as indicated below:

     Q1 2004: 444 (euro)/MT;

     Q2 2004: 595 (euro)/MT;

     Q3 2004: 871 (euro)/MT;

     Q4 2004: 820 (euro)/MT;

     Q1 2005: 695 (euro)/MT, or + 56% compared to Q1 2004

     Q2 2005: 702 (euro)/MT, or + 18% compared to Q2 2004 and,

     Q3 2005: 688 (euro)/MT, or  - 21% compared to Q3 2004


Administrative and Selling Expenses

     Administrative and selling expenses increased (euro)57 million, or 14.6%, growing from (euro)390 million for the first nine months of 2004 to (euro)447 million for the first nine months of 2005. This increase was due to the temporary establishment of project teams intended to allow the migration of all of our old information systems to a new worldwide standard information system. This new information system is one of the elements necessary for restructuring our support functions (finance, legal, purchasing and procurement, information systems, human resources, communication and general resources) by making it possible to consolidate these resources under shared services platforms.

Research and Development Expenses

     Research and development expenses decreased by (euro)21 million, or 17.2%, dropping from (euro)122 million for the first nine months of 2004 to (euro)101 million for the first nine months of 2005. In close collaboration with its internal customer businesses, the R&D function continued its work of refocusing its portfolio of projects and associated R&D expenses based on a principle of greater project selectivity and a focus on activities likely to have results in the short and medium term.

Restructuring Costs

     Restructuring costs decreased by (euro)62 million, or 57.9%, dropping from
(euro)107 million for the first nine months of 2004 to (euro)45 million for the first nine months of 2005.

Income/(loss) From Operations

     Loss from operations for the first nine months in 2005 decreased significantly from a loss of (euro)45 million to a loss of (euro)12 million for the same period of the previous year.

     This reduction in operating losses was largely due to the improvement in selling price, volume, and restructuring costs that had a positive impact of
(euro)207.5 million, (euro)16.4 million and (euro)55.9 million, respectively.

     Sharp growth in operating income was generated by Polyamide and Organics representing an improvement of a total amount of (euro)132 million. A significant improvement was also recorded by Silcea and losses in Coatis were reduced.

     Much of these improvements were, however, offset by the significant worsening of RPS where losses deepened by (euro)73 million as a result of exceptional depreciation of asset values at the end of the first six months of 2005 for a total of (euro)101 million.

     The table below presents an analysis of the consolidated income/(loss) by enterprise from operations for the nine months ended September 30, 2004 and September 30, 2005:

---------------------------------------------------------------------------------------------------------------------------------
            Nine months                                                             Other                             Nine Months
              ended                                                               operating                              ended
             September                                                             revenues   Depreciation    Re-      September
(in millions    30,                                    Sale   Variable   Fixed     and         and      structuring       30,
of euros)      2004  Structure(2) Conversion  Volume   price    costs     costs  expenses   amortization   costs        2005
---------------------------------------------------------------------------------------------------------------------------------
 NOVECARE     55       1.3        (1.6)      (3.6)     47.4     (47.4)      0.1     0.4         2.4         (8)          46
                      2.4%       (2.9)%     (6.5)%    86.2%     (86.2)%    0.2%     0.7%       4.4%       (14.5)%     (16.4)%
  SILCEA      2       (8.3)        0.5       12.7      14.3     (10.7)     16.3     (9)        (2.1)       (3.7)         12
                    (415.0)%      25.0%     635.0%    715.0%   (535.0)%   815.0%  (450.0)%   (105.0)%    (185.0)%      500.0%
  COATIS     (7)     (12.4)        1.8       17.2      20.3     (26.6)     (0.6)   (1.5)        5.1         0.7         (3)
                     177.1%      (25.7)%   (245.7)%  (290.0)%   380.0%     8.6%    21.4%      (72.9)%     (10.0)%     (57.1)%
POLYAMIDE     38      20.1          8        (8.6)    110.6     (75.3)     20.8     (1)        (2.3)       (6.3)        104
                      52.9%       21.1%     (22.6)%   291.1%   (198.2)%    54.7%   (2.6)%     (6.1)%      (16.6)%      173.7%
  ACETOW      55       1.8         0.4         1       (6)       (8.6)      3.2    (0.5)        0.7         (1)          46
                      3.3%        0.7%       1.8%    (10.9)%    (15.6)%    5.8%    (0.9)%      1.3%       (1.8)%      (16.4)%
 ECO SERV     29       2.3        (1.2)      (0.6)     4.2       (2.6)      0.7      0          0.2          0           32
                      7.9%       (4.1)%     (2.1)%    14.5%     (9.0)%     2.4%     0.0%       0.7%        0.0%        10.3%
 ORGANICS    (43)     (0.4)       (0.1)     (13.1)     13.8     (11.4)     18.4     19.7       18.9        20.2          23
                      0.9%        0.2%       30.5%   (32.1)%     26.5%    (42.8)% (45.8)%     (44.0)%     (47.0)%
   RPS       (52)      1.6          1        (8.9)    (0.6)       (6)       3.5    (0.2)      (79.1)       15.7        (125)
                     (3.1)%      (1.9)%      17.1%     1.2%      11.5%    (6.7)%    0.4%      152.1%      (30.2)%      140.4%
Others (1)  (122)    (34.8)       (1.4)      20.2      3.5       (5.4)    (28.3)   (12.5)      (4.5)       38.2        (147)

TOTAL        (45)    (28.9)        7.5       16.4     207.5     (194.1)    34.1    (4.7)      (60.7)       55.9         (12)
                      64.2%      (16.7)%    (36.4)%  (461.1)%   431.3%    (75.8)%  10.4%      134.9%     (124.2)%     (73.3)%
---------------------------------------------------------------------------------------------------------------------------------
(1) Includes other activities, sales to third parties and elimination of inter-company sales.
(2) Presents the impact of variations in the scope of our activities which are not classified as "discontinued
activities" and the reclassifications of inter-company activities.
---------------------------------------------------------------------------------------------------------------------------------


Novecare

     Novecare's income from operations decreased by (euro)9 million, or 16.4%, to (euro)46 million during the first nine months of 2005 compared with (euro)55 million for the first nine months of 2004.

     Novecare's earnings were affected by a (euro)8 million charge for restructuring plans, linked with the divestiture of sulfur activities located in the U.K. The drop in revenues from operations was also attributable to weaker volumes of (euro)3.6 million (U.S. hurricanes impacts) and to variations in exchange rates that had a negative impact of (euro)1.6 million. However, favorable sale price dynamics had a positive impact of (euro)47.4 million that just offset the negative impact of variable costs ((euro)47.4 million due to the increase in raw material prices such as phosphorus and ethylene oxide).

Silcea

     Silcea's income from operations amounted to (euro) 12 million for the first nine months of 2005 compared with (euro)2 million for the same period in 2004.

     The operational performance of the Silicones business has improved. Our improvement in performance is the result of different factors such as fixed costs (reduction of fixed expenses in accordance with the objectives announced), sale prices and volumes that had respective positive effects of (euro)16.3 million, (euro)14.3 million and (euro)12.7 million, while variable costs, changes in the scope of consolidation and restructuring costs had a negative impact of (euro)10.7 million, (euro)8.3 million and (euro)3.7 million, respectively, on the first nine months of 2005 compared with the first nine months of 2004.

     We are continuing to evaluate our options with respect to our Silicones business. We are currently negotiating a strategic transaction with China National Blue Star Corporation involving our activities in this business. The terms and conditions of this transaction are the focus of ongoing discussions.

Coatis

     Coatis' losses from operations were reduced by (euro)4 million, from a loss of (euro)7 million for the first nine months of 2004 to a loss of (euro)3 million for the first nine months of 2005.

     Income from operations benefited from:

          o a price effect and large volumes that were largely responsible for this increase with positive impacts of (euro)20.3 million and
               (euro)17.2 million, respectively, for the first nine months of 2005 compared with the first nine months of 2004;

          o the Pont de Claix TDI plant, which operated reliably in the first half of 2005, following technical improvements; and

          o other factors that had minor positive impacts such as exchange rates, the reductions in depreciation or restructuring costs that affected income from operations, respectively, by (euro)1.8 million, (euro)5.1 million and (euro)0.7 million during the first nine months of 2005.

     Nevertheless, we recorded:

          o a negative impact of (euro)12.4 million resulting from changes in the scope of continuing operations and particularly those caused by the acquisition of Chloralp;

          o a negative impact of (euro)10 million resulting from the maintenance slow start following the overhaul; and

          o an increase in variable costs, fixed costs and other operating income and expenses that negatively affected income from operations by (euro)26.6 million, (euro)0.6 million and (euro)1.5 million, respectively, during the first nine months of 2005 compared with the first nine months of 2004.

Polyamide

     During the first nine months of 2005, Polyamide's income from operations increased by (euro)66 million from (euro)38 million during the first nine months of 2004 to (euro)104 million during the first nine months of 2005.

     This increase was due primarily to:

          o an increase in selling prices that positively impacted income from operations by (euro)110.6 million that more than offset an increase in variable costs of (euro)75.3 million (mainly due to raw material cost increases in 2005);

          o the changes in the scope of continuing operations that had a positive impact of (euro)20.1 million;

          o fixed costs, which decreased by (euro)20.8 million because of the restructuring efforts launched during the second half of 2004 while:

          o volumes had an overall negative impact of (euro)8.6 million, or 22.6%, in the first nine months 2005 compared to the same period in 2004, even in spite of volume growths in certain upstream segments like polyamide intermediates and engineering plastics; and

          o restructuring costs and depreciation and amortization had a negative impact of (euro)6.3 million and (euro)2.3 million, respectively.

Acetow

     Acetow's income from operations amounted to (euro)46 million for the first nine months of 2005 compared with (euro)55 million for the first nine months of 2004, recording a decrease of (euro)9 million, or 16.4%.

     Acetow recorded some negative impacts:

          o    a drop in sale prices amounting to (euro)6.0 million;

          o an increase in variable costs of (euro)8.6 million for the first three quarters of 2005; and

          o finally, restructuring expenses and other operating income/(expense) that had a negative impact of (euro)1.0 million and (euro)0.5 million, respectively, for the first nine months of 2005 compared with the first nine months of 2004.

     Conversely, Acetow was able to record:

          o    increase volumes by (euro)1.0;

          o    decrease fixed cost by (euro)3.2 million; and

          o we benefited from a reduction in depreciation and amortization amounting to (euro)0.7 million and the positive impact of the changes in the scope of continuing operations in the amount of
               (euro)1.8 million.

Eco Services

     Eco Services' income from operations slightly increased from (euro)29 million during the first nine months of 2004 compared to (euro)32 million during the first nine months of 2005.

     This increase is due essentially to growth in selling prices, a reduction in fixed expenses and changes in the scope of continuing operations that had positive impacts of (euro)4.2 million, (euro)0.7 million and (euro)2.3 million, respectively, despite the increase in variable costs and the variations in exchange rates that had a negative impact of (euro)2.6 million and (euro)1.2 million, respectively.

Organics

     Organics' income from operations became positive, shifting from a loss of
(euro)43 million for the first nine months of 2004 to a gain of (euro)23 million for the first nine months of 2005.

     This improvement is due largely to the implementation of the restructuring plan announced in 2004, which resulted in repositioning the Organics business in a limited number of technologies. As planned, we are following through with the announced divestments and plant closures. As a result, fixed costs dropped by
(euro)18.4 million and as no new measures were booked restructuring costs reduced by (euro)20.2 million for the first nine months of 2005.

     Furthermore, the increases in sale prices and the declines in depreciation and amortization also had a positive impact of (euro)13.8 million and (euro)18.9 million, respectively, in the first three quarters of 2005.

     Rising variable costs and declining volumes had a negative impact of
(euro)11.4 million and (euro)13.1 million, respectively, in the first nine months of 2005 compared to the same period of 2004.

Rhodia Pharma Solutions

     RPS' losses from operations increased, growing from (euro)52 million for the first nine months of 2004 to (euro)125 million for the same period of 2005.

     In 2005, the loss from operations included a non-recurring asset impairment of (euro)101 million.

     This asset impairment is related to the activities of the Rhodia Pharma Solutions "prescription health" CGU, and results from the revision of the development outlook for this activity within our Group due to:

          o the decline in economic performance observed during the first nine months of 2005 as a result of:

               - the market withdrawal of a drug for which the CGU manufactured the key intermediate; and

               - the overall decline in margins for the pharmaceutical subcontracting sector which is suffering from structural overcapacity; and

          o the downward revision of the growth prospects for the pharmaceutical subcontracting market affected by the stricter market release conditions for new drugs.

     However, other factors influenced RPS' loss from operations such as variations in volumes, variable costs and sale prices, which had a negative impact of (euro)8.9 million, (euro)6.0 million and (euro)0.6 million, respectively, and restructuring expenses (new restructuring initiatives launched in the U.K. during the third quarter) and fixed costs that had a positive impact of (euro)15.7 million and (euro)3.5 million, respectively, during the first nine months of 2005.


NET FINANCIAL EXPENSE

     Financial expense rose from (euro)213 million for the first nine months of 2004 to (euro)289 million for the first nine months of 2005 corresponding to an increase of (euro)76 million, or 35.6%. This increase is the direct result of different factors presented in the table below:

--------------------------------------------------------------------------------
                                                Nine Months Ended September 30
--------------------------------------------------------------------------------
(in millions of euros)                               2004            2005

Net debt-related interest expense                    (167)           (184)

Other financial charges--net                          (52)            (23)

Capitalized interest                                  1                1

Discounting effects                                   -              (15)

Foreign exchange results                              6              (67)

Other                                                (1)              (1)

Total                                                (213)           (289)
--------------------------------------------------------------------------------

Net Interest Expense Related to Indebtedness

     The relative stability of net interest expense reflects the structure of our Group's indebtedness, essentially consisting of fixed-rate bonds.

Other Financial Charges--Net

     Other financial charges--net decreased from (euro)(52) million for the first nine months of 2004 to (euro)(23) million for the first nine months of 2005:

     The other net financial charges include non-recurring expenses related to financing transactions at September 30, 2005 in the amount of (euro)25 million, broken down as follows:

          o (euro)8 million for the premium on early redemption of our European Medium-Term Notes (EMTN) maturing in 2006, and

          o (euro)17 million in accelerated amortization of costs of setting up the Refinancing Facilities Agreement (RFA) as a result of the reduction in its drawing capacity and setting up a new syndicated credit line on June 17, 2005.

Discounting Effects

     This (euro)15 million change reflects the financial effect of the discounting of environmental liabilities as at September 30, 2005.

Foreign Exchange Result

     Foreign exchange result decreased from (euro)6 million for the first nine months of 2004 to (euro)(67) million for the first nine months of 2005.

     This deterioration results from the translation impact due to the appreciation of the U.S. dollar compared to the euro on our dollar denominated debt.

INCOME TAX EXPENSE

     The tax expense at September 30, 2005 was (euro)41 million. In spite of the losses cumulated in the nine months, in particular in France, no further deferred tax assets have been recognized.

SHARE OF PROFITS OF EQUITY-ACCOUNTED COMPANIES

     There was no share of profits of equity-accounted companies for the period ended on September 30, 2005 compared with a loss of (euro)(1) million for the same period in 2004.

INCOME / (LOSS) FROM DISCONTINUED ACTIVITIES

     There were no significant changes in the scope of consolidation during the nine months ended September 30, 2005.

     The agreement to sell the chlorine business at the Staveley site (United Kingdom) to Ineos Chlor Ltd was signed in November 2004. This sale was finalized on March 31, 2005, marking the end of chlorine production at the site.

     Income from discontinued operations or operations that are in the process of being sold decreased as a result of the non-recurrence in 2005 of the 2004 effects of the asset divestment program launched at the end of 2003, decreasing from an income of (euro)244 million for the first nine months of 2004 to a loss of (euro)(49) million for the first nine months of 2005.

     Our Group's discontinued operations correspond to the divestitures of activities underway or completed following our withdrawal from certain of our businesses.

     The main operations sold in 2004 are as follows:

          o In May 2004, the food ingredients business was sold to the Danisco Group,

          o In June 2004, the European specialty phosphates business was sold to Thermphos International,

          o In August and November 2004, the European potable water treatment businesses were sold, respectively, to Feralco AB and to Novasep,

          o Also in August 2004, the North American phosphates business was sold to Bain Capital, and

          o The agreement to sell the chlorine business at the Staveley (United Kingdom) site to Ineos Chlor Ltd was signed in November 2004. This sale was finalized as of March 31, 2005, marking the permanent discontinuation of chlorine production on the site.

     The main operations that were sold during 2005, as of September 30, 2005, are as follows:

          o In June, its HFC Isceons refrigerant fluid business was sold to DuPont, and

          o In August, the European business of silicon mastic sealant in tubes was sold to Henkel.

     The main operations that are in the process of being sold as of September 30, 2005 are as follows:

          o In April, negotiations were announced between Rhodia and SNIA, each of which holds a 50% stake in the joint venture Nylstar, with RadiciGoup, a milestone in the divestment of the European textile business.


     In accordance with IFRS 5, "Non-Current Assets Held for Sale and Discontinued Operations", the assets of discontinued and discontinuing activities and the liabilities that are directly attached to them were reclassified on the balance sheet as "Assets Held for Sale" and "Liabilities Held for Sale". They are primarily tangible assets, and working capital requirements of these operations, and the value of shares previously accounted for under the equity method for Nylstar.

     Furthermore, when, at the close of the last period, the criteria of IFRS 5 are met, the net results of the discontinued or discontinuing activities as well as, if applicable, the results of the sale and the depreciation following the adjustment of assets to fair value, net of selling costs, are presented under the income statement line item "Net income/(loss) from discontinued or discontinuing operations".

     In accordance with IFRS 5, the comparative income statements for the previous periods were reclassified, such that the net result of the discontinued operations reflects, for these periods, the net results of all discontinued or discontinuing operations at the end of the last period.

     Other changes in the scope of consolidation in 2004 were:

          o In December 2004, we acquired the Chloralp group from La Roche Industries.

          o On December 31, 2004, and as a result of the acquisition of the Chloralp group, Cevco, previously accounted for using the equity method, was fully consolidated.

MINORITY INTERESTS

     Minority interests increased by (euro)7 million, moving from (euro)(7) million for the first nine months of 2004 to (euro)0 million for the first nine months of 2005.

NET LOSS

     The Group's share of the net loss for the first nine months of 2005 increased by (euro)309 million compared with the first nine months of 2004, growing from (euro)(82) million for the first nine months of 2004 to (euro)(391) million for the first nine months of 2005.

     The increase in the net loss in the first nine months to September 30, 2005 is despite improving profit from operations.

     This net loss compares to a net loss in the first nine months of 2004 that benefited from once off capital gains recorded on divestitures. In addition, it was impacted by the accelerated depreciation resulting from the impairment of the RPS prescription health operations.

LIQUIDITY AND CAPITAL RESOURCES

     The following table presents the maturities for our financial debt:

------------------------------------------------------------------------------------------------------------------------------
                                               Before     Before     Before     Before     Before     After
September 30, 2005               30/09/05     Sept. 06   Sept. 07   Sept. 08   Sept. 09   Sept. 10   Sept. 10         Maturity
------------------------------------------------------------------------------------------------------------------------------
(in millions of euros)

EMTN                                  54        54                                                                  March 2006

2003 USD Senior Notes                166                                                     166                     June 2010
($200 million)

2003 EUR Senior Notes                700                                                     700                     June 2010

2004 USD Senior Notes                538                                                     538                     June 2010
($647.5 million)

2004 EUR Senior Notes                181                                                     181                     June 2010

2003 USD Subordinated Notes          320                                                                320          June 2011
($385 million)

2003 EUR Subordinated Notes          300                                                                300          June 2011

Other bonds                           25        25                                                                  March 2006

Revolving syndicated credit          294       199          37          52         4           1          1        2005 - 2012
facility and bilateral credit
facilities

Commercial paper                       9         9                                                                1 - 3 months

Capital lease obligations            134         9          18          16         7           6         78        2005 - 2016

Other                                 33         7           6           5         5           5          5        2005 - 2016

Securitization program               257       244           6           7                                           2005-2008

Total                              3,011       547          67          80        16       1,597        704
------------------------------------------------------------------------------------------------------------------------------

     This section presents an analysis of the financial debt and the cash resources as at September 30, 2005, compared with December 31, 2004, but not with September 30, 2004.

     On September 30, 2005, gross financial debt totaled (euro)3,011 million compared with (euro)2,940 million on December 31, 2004.

     We had (euro)428 million in cash and cash equivalents and marketable securities on September 30, 2005.

Summary of the Financial Operations that Occurred During the First Nine Months of 2005

     In the first nine months of 2005, we proceeded with the following transactions:

          o on February 14, 2005, closing of the placement of notes maturing in 2010 in the principal amount of (euro)500 million at a price of 103.5% for an effective rate of 7.19%;

          o on February 18, 2005, early redemption of capital lease obligations in the total amount of (euro)108 million; and

          o    on March 18, 2005, closing of the public tender offer for the
               (euro)300 million of 6% EMTN maturing in March 2006. More than 80% of the bonds issued were redeemed representing a face value of approximately (euro)246 million.

Refinancing Facilities Agreement

     In accordance with the repayment obligations as set forth for our medium-term credit facility (Refinancing Facilities Agreement or "RFA"), the notes placement of February 14, 2005 resulted in reducing the amount of the syndicated credit facility from (euro)565 million to (euro)313 million. This reduction satisfies our obligation, pursuant to the RFA, to apply in cancellation of this credit facility an amount corresponding to a portion of the funds raised in connection with the notes (50% of the net proceeds of the issue).

     On June 17, 2005, we entered into a syndicated, multi-currency credit facility of (euro)300 million with a restricted group of banks on our own behalf and on behalf of our subsidiaries (Multicurrency Revolving Credit and Guaranty Facility or "RCF") maturing on June 30, 2008. This new syndicated line of credit replaced the RFA. The interest rate applicable to the amounts borrowed corresponds to the reference rate, depending on the currency of the borrowed funds, plus the applicable margin. The applicable margin decreases progressively based on the improvement in the ratio of consolidated net debt to adjusted EBITDA. We also pay a commitment commission corresponding to 45% of the applicable margin.

     Rhodia and Rhodia Inc. granted security interests in connection with setting up the RCF. According to an agreement between creditors and a security sharing agreement among the banks that are creditors of the RCF and the lessors pursuant to the French leases, the secured creditors agreed to share the proceeds resulting from the call of any security. This agreement governs the relations between the secured creditors concerning the procedure for calling security and sharing the resulting proceeds.

     According to a subordination agreement, we agreed to subordinate the repayment of certain debts of our subsidiaries to the repayment of the secured creditors. We will continue to repay our subsidiaries' debts according to their due dates as long as there is no default in relation to our financial covenants.


     The RCF contains the following covenants that we will be required to satisfy on the dates indicated:

---------------------------------------------------------------------------------------------------------------------
                                                                                                 Actual restructuring
                              Consolidated net   EBITDA/Net financial   Consolidated net debt          costs/Budgeted
                          debt/adjusted EBITDA               expense   (in billions of euros)     restructuring costs
---------------------------------------------------------------------------------------------------------------------
September 30, 2005                   5.7:1.0               2.1:1.0                      3.1                      -

December 31, 2005                    5.4:1.0               2.1:1.0                      3.1                   115%

March 31, 2006                       5.2:1.0               2.3:1.0                      3.1                      -

June 30, 2006                        4.9:1.0               2.5:1.0                      3.1                      -

September 30, 2006                   4.5:1.0               2.6:1.0                      3.1                      -

December 31, 2006                    4.4:1.0               2.8:1.0                      3.1                   120%

March 31, 2007                       4.4:1.0               2.9:1.0                      3.1                      -

June 30, 2007                        4.4:1.0               3.0:1.0                      3.1                      -

September 30, 2007                   4.2:1.0               3.0:1.0                      3.0                      -

December 31, 2007                    4.0:1.0               3.0:1.0                      3.0                   130%

March 31, 2008                       4.0:1.0               3.0:1.0                      3.0                      -
---------------------------------------------------------------------------------------------------------------------

     Consolidated net debt, as defined in the RCF, includes long-term financial debt, bank overdrafts, the current portion of long-term borrowings, the guarantees granted to third parties related to financial debt of unconsolidated subsidiaries, amounts outstanding under the securitization program, the residual liability related to capital leases consolidated in IFRS and short-term borrowing less available cash, short-term deposits and marketable securities.

     EBITDA, as defined for contractual purposes, includes the income/(loss) from operations (before restructuring costs and after the cash impact of provisions other than restructuring provisions) plus depreciation and amortization and impairments of tangible and intangible fixed assets. Adjusted EBITDA corresponds to our Group's EBITDA adjusted by the EBITDA of the unconsolidated entities whose financial debt is secured by our Group in proportion to our Group's holding percentage.

     Net financial expense is defined as the aggregate amount of interest on long-term borrowings and financing operations, after capitalization of financial expense, less interest income from financial assets.

     Furthermore, under the RCF, Rhodia Inc. consolidated with its subsidiaries must satisfy the following ratio: total long-term net assets to total debt must be greater than 1. This ratio is tested on a quarterly basis.

     Our capacity to draw amounts under the RCF is dependent on maintaining the preceding financial covenants. As of September 30, 2005, we were in compliance with all applicable covenants.

     The RCF includes certain early repayment provisions that include a change in control of Rhodia or the adoption of a dissolution or liquidation plan concerning Rhodia.

     Furthermore, the RCF includes provisions for mandatory repayment and partial termination of the syndicated credit facility, particularly in the following cases: asset sales exceeding certain thresholds set forth in the agreement or issues carried out on the financial markets by Rhodia or one of its subsidiaries generating net proceeds in excess of (euro)125 million and not intended to refinance existing debt.

High-Yield Notes

     In order to extend the average maturity of our debt, on February 14, 2005, we carried out a private placement of high yield bonds to institutional investors. This issue of (euro)500 million in bonds issued at 103.5% of the face value increases the tranche of (euro)200 million in senior bonds issued on May 28, 2003, at a rate of 8% and with a maturity date of June 1, 2010, thus raising it to a total of (euro)700 million.

     Total net proceeds received net of professional fees and expenses totaled around (euro)503 million.

Capital Leases

     On February 18, 2005, Rhodia Inc. prepaid certain capital leases for a total amount of approximately (euro)108 million.

EMTN Program

     On the maturity date, we redeemed the balance of the bonds issued as part of the EMTN program earning interest at the rate of 6.25%, maturing in May 2005 in the principal amount of (euro)49 million.

     On March 18, 2005, we closed the early redemption of bonds issued in connection with the EMTN program bearing interest at the rate of 6% and maturing in March 2006 in the principal amount of (euro)300 million. At the end of the offer, the principal amount of the bonds we redeemed totaled approximately
(euro)246 million and the principal amount of the bonds remaining in circulation totaled approximately (euro)54 million. The early redemption fee totaled approximately (euro)8 million.

Securitization Programs

     The pan-European securitization program signed with CALYON in December 2004 and operating since January 2005 replaces existing programs in Europe. The current North American securitization program will mature in January 2006. On November 14, 2005, we entered into a new securitization program with HSBC in the amount of $100 million which will mature in 2010.

Uncommitted Credit Facilities

     We and certain of our subsidiaries, including our unconsolidated subsidiaries, have entered into uncommitted facilities, overdraft authorizations and letters of credit with various financial institutions. Most of these facilities exist to finance working capital needs and for general corporate purposes. These facilities have no specified maturity, and the lenders generally have the right to cancel them with relatively short notice.

     The total amount of uncommitted credit facilities and overdraft authorizations of the consolidated subsidiaries was (euro)144 million as of September 30, 2005.

Guarantees

     We act as guarantor for certain of our consolidated and unconsolidated subsidiaries. On September 30, 2005, the amount of guarantees concerning our unconsolidated subsidiaries totaled (euro)28 million.

Commercial Paper

     As of September 30, 2005, our total commercial paper in circulation amounted to (euro)9 million.

CONSOLIDATED CASH FLOW

     This section presents an analysis of the consolidated cash flow for the nine months ended September 30, 2005 compared with the year ended December 31, 2004. A comparison with September 30, 2004 is not included because of the transition to IFRS.

------------------------------------------------------------------------------------------------------------------
                                                                                  Year ended     Nine months ended
Cash flow (in millions of euros)                                           December 31, 2004    September 30, 2005
------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                                      (632)                 (391)

Cash flow provided by/(used for) operating activities                                   (32)                    59

Cash flow provided by/(used for) investing activities                                    280                     8

Cash flow provided by/(used for) financing activities                                  (445)                 (117)

Cash flow variation                                                                    (201)                  (13)
------------------------------------------------------------------------------------------------------------------

     Consolidated cash flow increased by (euro)188 million, rising from
(euro)(201) million for the year ended December 31, 2004 to (euro)(13) million for the nine months ended September 30, 2005.

Cash Flow Provided by/(Used for) Operating Activities

     Cash flow used by operating activities increased by (euro)91 million, increasing from (euro)(32) million for the year 2004 to (euro)59 million for the first nine months of 2005.

     This amelioration was due primarily to the improvement in operational performance that led to an increase in cash flow, which rose from (euro)78 million for the year 2004 to (euro)161 million for the first nine months of 2005. The inventories, work in progress and trade receivable and related accounts also resulted in a temporary increase in working capital requirements of approximately (euro)55 million.

     The increase in net cash flow used by operating activities is due to a combination of general structural factors more specific to our operations. The structural factors are associated with the specialty chemicals industry and the global economy including a high level of demand, higher raw materials prices and the appreciation of the U.S. dollar compared to the euro. The factors specific to our company include restructuring costs and the increase in financial expenditures.

Net Cash Flow Provided by/(Used for) Investing Activities

     Cash flow provided by investing activities decreased by (euro)272 million, dropping from (euro)280 million for the year 2004 to (euro)8 million for the first nine months of 2005.

     The factors accounting for this difference are as follows:

          o Addition to property, plant and equipment decreased, dropping from (euro)221 million for the year 2004 to (euro)177 million for the first nine months of 2005. The announced plans to control capital improvement expenditures continue to be effective.

          o Other capital investments, which primarily include expenditures for (i) operating assets, such as computer programs, patents and licenses, and (ii) other capital expenditures in accordance with our comprehensive development plan, decreasing from (euro)91 million for the year 2004 to (euro)21 million for the first nine months of 2005.

          o Proceeds from disposals of assets totaled (euro)35 million for the first nine months of 2005, compared with (euro)652 million for the year 2004. This reduction reflects the results of the divestment program carried out in 2004, a major step in our Group's recovery plan announced in October 2003. The sales of assets carried out during the first nine months of 2005 consisted primarily of non-significant targeted divestments of non-strategic, marginal business activities.

Cash Flow Provided by/(Used for) Financing Activities

     Cash flow provided by financing activities decreased by (euro)328 million, decreasing from (euro)(445) million for the year 2004 to (euro)(117) million for the first nine months of 2005.

CONSOLIDATED BALANCE SHEET

     This section presents an analysis of the consolidated balance sheet on September 30, 2005, compared with December 31, 2004. A comparison with September 30, 2004 is not included because of the transition to IFRS.

Operating Working Capital

     Working capital requirements (trade receivables and related accounts plus inventories and work in progress less trade payables and related accounts) amounted to (euro)690 million on September 30, 2005, compared with (euro)635 million on December 31, 2004, representing an 8.7% increase. The working capital requirements/sales-products ratio was 18.0% for the first nine months of 2005 compared with 13.2% at the end of December 2004, reflecting the seasonality of the cycle of our operations.

Consolidated Net Debt

     On September 30, 2005, long-term borrowings (including capital lease obligations) reached (euro)2,415 million; short-term debt (short-term borrowings and the current portion of long-term borrowings) reached (euro)547 million.

     Consolidated net debt (defined as the sum of long-term debt, short-term borrowings and the current portion of long-term debt less marketable securities, less cash and cash equivalents) increased by (euro)205 million to (euro)2,533 million on September 30, 2005, compared with (euro)2,328 million on December 31, 2004.

     This increase in the consolidated net debt is due to the seasonality of the operations, which resulted in a decrease in working capital requirements during the third quarter of 2005 that has not offset the temporary increase in working capital of the first quarter of 2005. The working capital requirements increased by around (euro)55 million during the first nine months of 2005 compared to the first nine months of 2004.

     The increase in the consolidated net debt is also due to the effects of the increase in the value of the U.S. dollar compared to the euro on the conversion of the debt denominated in U.S. dollars for an amount of approximately (euro)119 million.

Provisions and Expenses to Be Paid Over More Than One Year and Deferred Tax Credits

     Provisions in excess of one year and deferred tax credits reached
(euro)1,429 million on September 30, 2005 compared with (euro)1,309 million on

December 31, 2004. On September 30, 2005, this amount included deferred tax credits in the amount of (euro)59 million and provisions for risks and expenses payable over more than one year of (euro)1,370 million.

Other Long-Term Liabilities

     Other long-term liabilities in excess of one year totaled (euro)67 million on September 30, 2005 compared with (euro)51 million on December 31, 2004.

Equity Capital of the Consolidated Entity

     The equity capital of the consolidated entity was (euro)(780) million on September 30, 2005, compared with (euro)(521) million on December 31, 2004, or a decrease of (euro)259 million.

Events Occurring after the Financial Statements Were Closed on September 30,
2005

     The Group announced on November 22, 2005 a capital increase of (euro)604 million with preferential rights. This capital increase consisted of a public offering in France and an international private placement. The net proceeds of the capital increase will allow the Group to strengthen its financial structure by reducing debt and to finance industrial development projects. The operation was completed on December 20, 2005 with the creation of 549,134,383 new shares. As of that date, Rhodia's share capital consisted of 1,176,716,541 shares.

     The Group's commitment to reduce its greenhouse gas emissions under the Kyoto protocol saw three further events:

          o The Group received approval from the Brazilian authorities formalizing our commitment to reducing greenhouse gas emissions of the Paulinia site. (October 20, 2005)

          o The U.N. Framework Convention on Climate Change (UNFCCC) secretariat registered the project to reduce greenhouse gas emissions at the Onsan facility in South Korea. With this decision, the Group has now acquired the final consent needed to deploy the project which will become operational by end of 2006. (November 27, 2005)

          o The U.N. Framework Convention on Climate Change (UNFCCC) secretariat registered the project to reduce greenhouse gas emissions at the Paulinia facility in Brazil. With this decision, the Group has now acquired the final consent needed to deploy the project which will become operational during the first semester of 2007. (December 29, 2005)

Since September 30, 2005 the Group has continued to refocus with the following disposals:

          - The completion of the sale of the European Silicone Sealants cartridge activity.

          - The completion of the sale of the phosphates and sulfuric acid manufacturing business at Rieme.

          - An agreement to sell the silicates manufacturing site at Nogent l'Artaud in France.

          - An agreement to sell the Latex activities (Latex dispersions and powders and organic from control agents).

          - The signature of a new letter of intent with the Radici Group to sell the stake in the Nylstar Joint Venture.

Outlook

     This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our results could materially differ from those discussed in these forward-looking statements. Please see "Cautionary Note About Forward-Looking Statements" in this Report.

     At the end of September 2005, our performance was in line with the objectives of our recovery plan. Our earnings benefited from a return to a more favorable price dynamic, which offset the increases in raw materials costs.

     During the last quarter of the year, the economic climate remains challenging due to persistent high raw materials prices and unstable exchange rates. In the last quarter of 2005, we expect our operational performance for this period to reflect the effects of seasonality as was the case in prior years.

     The natural disasters that recently affected Central Europe (flooding in July 2005) and the United States (Hurricane Katrina) had a negative impact on the activity of two of our sites: Emmenbrucke in Switzerland and the Baton Rouge site in Louisiana, U.S.

     These external events decrease the anticipated growth in our recurring EBITDA during the second half of the year. In all, we estimate that their impact will not exceed 5% of the recurring EBITDA expected for 2005. However, recurring EBITDA, before restructuring for 2005, should show an improvement compared with that of 2004, at comparable exchange rates and scope of consolidation.

     After two years of restructuring:

          o    our portfolio of businesses;

          o    our less profitable industrial businesses; and

          o    our support functions;

and in the context of current currency exchange rates, raw material prices and energy prices, we confirm objectives for 2006 as follows:

          o    to achieve a recurring EBITDA margin of above 13%;

          o to achieve positive net income (for 2005, we are projecting a loss, due in particular to the level of financial expenses and to the restructuring measures); and

          o to reduce our net debt/recurring EBITDA ratio to below 2.9, after the benefits of the rights offering.

     In formulating these objectives, we have relied on the assumptions set forth below. If these assumptions prove to be incorrect, our ability to realize our objectives may be compromised. Our ability to realise our objectives is also subject to the risks and uncertainties highlighted under "Cautionary Note About Forward-Looking Statements".

     Our assumptions are as follows:

     Macroeconomics assumptions:

          o    a stable (euro)/$ exchange rate at approximately $1.2 for
               (euro)1;

          o an economic environment similar to the current one, notably in terms of growth and inflation; and

          o maintenance of elevated raw material prices and energy prices in line with those currently observed.

     Internal company assumptions:

     a. Scope of activities

          - scope of continuing activities in 2006 identical to that at the end of October 2005; and

          -    no significant divestitures in 2006.

     b. Operating activities

          - level of activity in line with the macroeconomic growth assumptions described above;

          - net reduction in fixed operating expenses resulting from the industrial cost reduction plan and support function costs reduction plan launched at the end of 2003 as well as the full impact of measures taken in 2005, in conformity with the targets that we have indicated;

          - in the macroeconomic context described above, the absence of exceptional asset impairments; and

          - the potential value of greenhouse gas emission credits related to the Korean and Brazilian projects has not been taken into account.

     c. Other assumptions:

          - stability of interest expense for financial debt estimated on the basis of financing sources currently in place;

          - absence of latent foreign exchange gain or loss on debt denominated in dollars and exceptional expenses related to refinancing transactions;

          - absence of significant increases to reserves for environmental risks; and

          - absence of increases to reserves for litigation, and no favorable outcome of our claims against Sanofi-Aventis has been taken into account.

     Our objectives are made on the basis of IFRS as applied by Rhodia as of September 30, 2005 for its nine-month financial statements.

     Our ability to realise the three objectives set forth above is dependent upon assumptions and estimates that we believe are reasonable. Certain of these assumptions and estimates are, however, subject to factors beyond our control and may change or need to be modified over time as a result of uncertainties, notably related to the general economic environment (such as those related to raw material prices and, in particular, the price of oil), the financial environment (such as currency exchange rates), the competitive environment (such as our ability to pass through cost increases without losing market share) and strategy (such as a decision to sell an activity if an opportunity presents itself). If certain risks described under "Cautionary Note Regarding Forward-Looking Statements" or otherwise were to be realized, our ability to achieve our objectives would be adversely affected. Finally, the realization of these objectives assumes the successful implementation of our strategy, as described in this document. We can give no assurance that these objectives will be achieved, and we make no undertaking to publish future updates or corrections of these objectives or any of the other factors set for the above.

                          [Rhodia logo GRAPHIC OMITTED]







                        CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2005

                                                                                          CONSOLIDATED BALANCE SHEETS
                                                                                          ---------------------------
Assets
---------------------------------------------------------------------------------------------------------------------

(in millions of euros)                                                         Note         12/31/04          9/30/05

---------------------------------------------------------------------------------------------------------------------
     Goodwiill                                                                    3              226              245

     Other intangible assets                                                      3              139              155

     Tangible assets                                                              4            2,245            2,133

     Long-term loans and deposits                                                                142              133
     Investments accounted for by the equity method                                                3                4
     Investments at cost                                                          5               41               27
     Deferred tax assets                                                         14               99              104
     Other financial assets                                                                       43               55

---------------------------------------------------------------------------------------------------------------------

     Total long-term assets                                                                    2,938            2,856

---------------------------------------------------------------------------------------------------------------------

     Inventories and work in progress                                             7              701              714

     Tax assets due                                                              14                0                0

     Trade receivables and related accounts                                                      770              755

     Other current assets                                                                        546              454

     Marketable securities                                                                       275              103

     Cash and cash equivalents                                                                   337              325

---------------------------------------------------------------------------------------------------------------------

     Total current assets                                                                      2,629            2,351

---------------------------------------------------------------------------------------------------------------------

     Assets held for sale                                                         2                0               63

---------------------------------------------------------------------------------------------------------------------

     TOTAL ASSETS                                                                              5,567            5,270

---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the interim consolidated financial statements at September 30, 2005.

                                                                                          CONSOLIDATED BALANCE SHEETS
                                                                                          ---------------------------
Liabilities
---------------------------------------------------------------------------------------------------------------------

(in millions of euros)                                                         Note         12/31/04          9/30/05

---------------------------------------------------------------------------------------------------------------------
     Share capital                                                                               628              628
     Additional paid-in capital                                                                  807              543
     Accumulated deficit and fair value reserves                                              (1,970)          (2,093)
     Cumulative translation adjustments                                                          (11)             116

---------------------------------------------------------------------------------------------------------------------

     Total shareholders' equity - Group share                                                   (546)            (806)
     Minority interests                                                                           25               26

---------------------------------------------------------------------------------------------------------------------

     Total shareholders' equity                                                   8             (521)            (780)

---------------------------------------------------------------------------------------------------------------------

     Provisions                                                                   9            1,254            1,370
     Long-term debt                                                              10            2,250            2,415

---------------------------------------------------------------------------------------------------------------------

     Deferred tax liabilities                                                    14               55               59
     Other long-term liabilities - more than one year                                             51               67

---------------------------------------------------------------------------------------------------------------------

     Total long-term liabilities                                                               3,610            3,911

---------------------------------------------------------------------------------------------------------------------

     Short-term borrowings and current portion of long-term debt                 10              690              547
     Trade payables and related accounts                                          9              836              779
     Provisions                                                                                  311              250

     Other current liabilities                                                                   641              536
     Income taxes payable                                                        14                0                0

---------------------------------------------------------------------------------------------------------------------

     Total current liabilities                                                                 2,478            2,112

---------------------------------------------------------------------------------------------------------------------

     Liabilities held for sale                                                    2                0              271

---------------------------------------------------------------------------------------------------------------------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                5,567            5,270
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the interim consolidated financial statements at September 30, 2005.

                         CONSOLIDATED INCOME STATEMENT

(in millions of euros)

---------------------------------------------------------------------------------------------------------------------
                                                                 Note        9/30/2004      12/31/2004     9/30/2005
---------------------------------------------------------------------------------------------------------------------
Sales-products                                                                   3,570          4,806          3,831

Services and other revenues                                                        325            475            330

---------------------------------------------------------------------------------------------------------------------

Cost of sales                                                                   (3,322)        (4,626)        (3,568)

Administrative and selling expenses                                               (390)          (536)          (447)

Research and development expenses                                                 (122)          (150)          (101)

Restructuring costs                                                               (107)          (186)           (45)

Impairment of goodwill                                                                           (135)             0

Other operating income/(expense)                                  12                 1            (50)           (12)

---------------------------------------------------------------------------------------------------------------------

Loss from operations                                                               (45)          (402)           (12)

Gross financial expense                                           13              (167)          (239)          (184)
Other financial income/expense                                    13               (46)            12           (105)

---------------------------------------------------------------------------------------------------------------------

Loss before taxes                                                                 (258)          (629)          (301)

Income tax expense                                                14               (60)           (99)           (41)

Share of earnings/(losses) of equity-accounted companies                            (1)             3

---------------------------------------------------------------------------------------------------------------------

Loss from continuing operations                                                   (319)          (725)          (342)

Income / (loss) from discontinued or discontinuing
  operations                                                        2              244             93            (49)

---------------------------------------------------------------------------------------------------------------------

Net loss                                                                           (75)          (632)          (391)

---------------------------------------------------------------------------------------------------------------------

Including:
Group share                                                                        (82)          (641)          (391)
Minority interests                                                                  (7)            (9)

---------------------------------------------------------------------------------------------------------------------

Loss per share from continuing operations (in euros) -
  basic and diluted                                                               (0.78)         (1.56)         (0.54)
Weighted average number of shares before and after dilution                 419,044,916    471,607,727    627,582,158

---------------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share from discontinued and
  discontinuing operations (in euros) - basic and diluted                          0.58           0.20           (0.8)
Weighted average number of shares before and after dilution                 419,044,916    471,607,727    627,582,158

---------------------------------------------------------------------------------------------------------------------

Loss per share (in euros) - basic and diluted                                     (0.20)         (1.36)         (0.62)
Weighted average number of shares before and after dilution                  419,044,916    471,607,727    627,562,158

---------------------------------------------------------------------------------------------------------------------

* The cost of sales includes non-recurring impairment of assets, respectively, of (Euro)(150) million and (Euro)(102) million at the end of December 2004 and the end of September 2005 (see notes 3 and 4).

The accompanying notes are an integral part of the interim consolidated financial statements at September 30, 2005.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           ----------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
                                            Share     Additional    Accumulated   Fair Value    Cumu. Trans.  Minority
(in millions of euros)                     Capital  Paid-in Capital   Deficit      Reserves     Adjustments   Interests    TOTAL
---------------------------------------------------------------------------------------------------------------------------------
At January 1, 2004                           179        2,513         (3,026)         (7)            0           27        (314)
---------------------------------------------------------------------------------------------------------------------------------

Allocation to accumulated deficit                      (1,706)         1,706                                                  0

Capital increase                             449                          (2)                                               447

Net loss                                                                 (82)                                     7         (75)

Financial instruments                                                      3          (3)                                     0

Translation adjustments and other changes                                                            2           (7)         (5)

---------------------------------------------------------------------------------------------------------------------------------

At September 30, 2004                        628          807         (1,401)        (10)            2           27          53
---------------------------------------------------------------------------------------------------------------------------------

Allocation to accumulated deficit                                                                                             0

Capital increase                                                                                                              0

Net loss                                                                (559)                                     2        (557)

Financial instruments                                                     (1)          1                                      0

Translation adjustments and other changes                                                          (13)          (4)        (17)
---------------------------------------------------------------------------------------------------------------------------------

At December 31, 2004                         628          807         (1,961)         (9)          (11)          25        (521)
---------------------------------------------------------------------------------------------------------------------------------

Allocation to accumulated deficit                        (264)           264                                                  0

Capital increase                                                                                                              0

Net loss                                                                (391)                                              (391)
                                                                                       2                                      2
Financial instruments

Translation adjustments and other changes                                  2                       127            1         130
---------------------------------------------------------------------------------------------------------------------------------

At September 30, 2005                        628          543         (2,086)         (7)          116           26        (780)
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the interim consolidated financial statements at September 30, 2005.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                      ------------------------------------

------------------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                                            9/30/04          12/31/04           9/30/05
------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                              (75)            (632)              (391)
------------------------------------------------------------------------------------------------------------------------------
Eliminations of income and expense items that have no cash impact

Depreciation and amortization of assets                                               332              750                396
Net change in operating provisions                                                      9              110                 (1)
Net change in financial provisions                                                     14               76                 34
Equity of earnings/(losses) of affiliated companies                                    29               65                  0
Dividends from affiliated companies                                                     0                0                  0
Other income/(expense) items                                                           (1)              (2)               (10)
Net gains/(losses) on disposals of assets                                            (282)            (258)                14
Deferred tax expense/(income)                                                          22               60                 18
Unrealized foreign exchange gains/losses                                              (23)             (91)               101

Cash Flow                                                                              25               78                161
Impact of the change in working capital:
- (Increase)/decrease in inventories and work in progress                             (33)             (52)                11
- (Increase)/decrease in trade receivables and related accounts                       (60)              74                114
- Increase/(decrease) in trade payables and related accounts                          (26)             (19)               (96)
- Increase/(decrease) in other operating assets and liabilities                        25             (113)              (131)

------------------------------------------------------------------------------------------------------------------------------
Net cash provided by/(used for) operating activities                                  (69)             (32)                59
------------------------------------------------------------------------------------------------------------------------------

Additions to property, plant and equipment                                           (132)            (221)              (177)
Other capital investments                                                             (26)             (91)               (21)
Proceeds from disposals of assets                                                     608              652                 35
(Increase)/decrease in loans and short-term investments                              (132)             (60)               171

------------------------------------------------------------------------------------------------------------------------------
Net cash provided by/(used for) investing activities                                  318              280                  8
------------------------------------------------------------------------------------------------------------------------------

Capital increase (net of expenses)                                                    447              446                  0
Dividends paid to Rhodia shareholders                                                   0                0                  0
New long-term borrowings (net of expenses)                                            967              981              1,175
Repayments of long-term borrowings (net of expenses)                                 (966)            (987)            (1,100)
Increase/(decrease) in short-term borrowings                                         (919)            (885)              (192)

------------------------------------------------------------------------------------------------------------------------------
Net cash provided by/(used for) financing activities                                 (471)            (445)              (117)
------------------------------------------------------------------------------------------------------------------------------
Net cash flow effect of changes in exchange rates                                       2               (4)                37
------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                                     (220)            (201)               (13)
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                        538              538                337
Cash and cash equivalents at end of year                                              318              337                324
------------------------------------------------------------------------------------------------------------------------------

The discontinued or discontinuing activities contribute, respectively, at December 31, 2004 and September 30, 2005 to the net cash flows from the operating activities in the amount of (euro)(14) and (euro)(19) million, the net cash flows related to investment activities in the amount of (euro)(16) and
(euro)(5) million, and the net cash flows related to financing operations in the amount of (euro)120 and (euro)0 million.

The accompanying notes are an integral part of the interim consolidated financial statements at September 30, 2005.

     1. PRINCIPLE ACCOUNTING POLICIES

     Basis of preparation of interim consolidated financial statements

Pursuant to European Regulation No. 1606/2002 dated July 19, 2002, relating to international accounting standards, the consolidated financial statements of the Rhodia group for the year ending December 31, 2005 will be prepared in accordance with the International Accounting Standards, IAS/IFRS, as adopted by the European Union as of December 31, 2005.

Pursuant to the recommendation of the CESR (Committee of European Securities Regulators) dated December 30, 2003 regarding the information to be provided during the period of transition to IFRS, article 221-5 of the general regulations and the press release dated June 27, 2005 of the AMF (the French Autorite des Marches Financiers), Rhodia has chosen to produce interim financial statements according to the rules of presentation and information applicable in France (CNC (French National Institute of Accountants - Conseil National de la Comptabilite) recommendation 99-R01), but prepared according to IFRS principles of accounting and valuation effective as of September 30, 2005 and applicable to fiscal year 2005 as adopted by the European Union as of September 30, 2005 (with the exception of IFRIC 4, which is not yet adopted by the European Union) and described in these notes. Thus, the notes to the interim consolidated financial statements do not include all of the information required by IFRS respecting notes to annual financial statements and interim financial statements.

Any changes in standards and interpretations and their adoption by the European Union during the last quarter of 2005 could entail a change in Rhodia's 2004 IFRS information and the interim consolidated financial statements as of and for the nine-month period ended September 30, 2005, when Rhodia's publishes its annual financial statements as of December 31, 2005 and interim financial statements as of September 30, 2006.

     Description of Accounting Policies

The consolidated financial statements as of September 30, 2005 are prepared in accordance with accounting principles and methods of evaluation used for preparing annual financial statements. The consolidated financial statements are prepared as of September 30, 2005, based on the individual financial statements of the consolidated companies as of that same date and restated to be in conformity with the accounting principles used by Rhodia.

     Consolidation Policies

The financial statements of the companies in which Rhodia has direct or indirect control, which is characterized by the power to direct the financial and operating policies to obtain benefits from their activities, are consolidated according to the full consolidation method. Specifically, that control is assumed to exist in companies in which Rhodia holds more than 50% of the voting rights, directly or indirectly. Voting rights connected with current exercisable voting rights or potential voting rights (purchase options, instruments convertible into common stock) and shares of treasury stock of the subsidiary are taken into account in making that calculation.

It is not necessary to have an equity affiliation when control is proven. Consequently, ad hoc entities that are substantially controlled by Rhodia are fully consolidated.

Companies that are controlled jointly are consolidated according to the proportional consolidation method, since Rhodia has not chosen the option of IAS 31 "Interests in Joint Ventures," which leads to consolidating jointly owned companies according to the equity method.

Long-term investments of companies in which Rhodia has significant influence are consolidated according to the equity method. Significant influence implies the power to participate in operating and financial policy decisions without exercising control over those policies.

All transactions conducted among the consolidated companies are eliminated. The eliminations are made up to the limit of the consolidation percentage when the transactions are conducted with companies that are consolidated according to the proportional consolidation method or the equity method. If a loss is shown during those transactions, it is not eliminated since there is an indication of a loss in asset value.

Profits resulting from transactions with companies that are consolidated according to the equity method are eliminated on a pro rata basis to Rhodia's interest in those companies and are deducted from the investment. Losses are eliminated on a pro rata basis to the interest of the Rhodia group only if there is no indication of a loss in asset value.

The earnings of companies that are acquired during the period are consolidated as of the date on which control is acquired. The earnings of companies that are sold during the period are consolidated up until the date on which control is lost. However, those earnings (including capital gains and losses on disposals) and earnings from operations for which the decision has been made to sell them off are classified as "Net income from discontinued operations or operations held for sale" in accordance with the criteria set by IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

     Translation of Transactions and Financial Statements of Foreign Companies

Translation of Transactions in Foreign Currency

Transactions that are denominated in a foreign currency are translated by the subsidiaries into their functional currency at the exchange rate effective on the date of the transaction.

Assets and liabilities in corresponding currencies, except for those that are subject to a foreign-exchange hedge, are translated at the foreign exchange rate effective at the closing date. Foreign-exchange differences resulting from those transactions are recorded in the income statement, except for those that concern borrowings which are part of the net investment in a foreign subsidiary and which are recorded, net of taxes, as translation reserves.

Translation of Financial Statements of Foreign Companies

The functional currency of the consolidated companies is generally their local currency, in which most of their transactions are denominated.

The financial statements of foreign consolidated companies whose functional currency is not the euro are translated as follows:

     - except for equity, for which the historical rates are used, the balance sheet line items are translated based on the official exchange rates at the end of the period,

     - the items on the income statement are translated at the average rate of the period, and

     - the translation adjustments resulting therefrom are recorded under consolidated shareholders' equity on the line item "cumulative translation adjustments".

     Goodwill

Goodwill represents the difference between the acquisition cost of investments and the portion in equity capital, after evaluation at their fair value, of the assets and liabilities acquired, at the date on which control was acquired. Corrections or adjustments may be made to the fair value of the assets and liabilities acquired within twelve months following the acquisition, which results in a retroactive adjustment to goodwill.

Positive goodwill recognized on companies that are consolidated by the equity method is included in the value of the equity investment, under the balance sheet item "Investments accounted for by the equity method".

Positive goodwill is allocated to the cash-generating units that benefit from the business combination. It is not amortized but is subject to impairment tests at least annually or more frequently, if there is evidence of significant loss of value. Any impairments are, if applicable, recorded in operating income.

Negative goodwill is recognized immediately in income.

     Other Intangible Assets

Research and Development Expenses

Development expenses must be recorded as intangible assets when the criteria defined by IAS 38 "Intangible Assets" are met.

Capitalized expenses include personnel costs, costs of materials and services used, which are directly allocated to the projects concerned. They are depreciated over their expected useful life as of the date on which the products concerned are sold or the industrial processes concerned are used. They are subject to an impairment test if there is evidence of significant loss in value.

Research expenses are recorded in the income statement and constitute expenses of the period.

Greenhouse Gas Emissions Quotas

Under the Kyoto protocol, Europe has agreed to reduce its greenhouse gas emissions. A system of trading of emissions quotas, corresponding to the equivalent of one ton of carbon dioxide of emission, was set up in France, by order 2004-330 dated April 15, 2004.

French operators that have facilities that are classified as emitting greenhouse gases into the atmosphere are assigned emissions quotas in return for the obligation to restore those same quotas to the amount of their actual emissions.

That allocation is done under the national quota-allocation plan, the first reference period of which is three years beginning January 1, 2005. The quotas issued during that first period are free of charge and are valid throughout the first reference period, so long as they are not used. The quotas are freely tradable once they are allocated and may be bought or sold, specifically if the quotas that have been assigned fall short of or exceed the actual emissions.

Due to the IASB's withdrawal of the IFRIC 3 interpretation "Emission Rights" as to the accounting of gas emission quotas, and pending clarifications by the IASB and the IFRIC, Rhodia has recorded emissions quotas according to the following method:

     o emission quotas allotted, valued at the market price on the allotment date, are recorded under "Other Intangible Assets" offset by the recording of a subsidy. That subsidy is credited to the income statement on a straight-line basis over the reference period (in the absence of seasonal emissions), and

     o a liability corresponding to the quotas to be restored is recorded as an expense over the period representing the gas emissions measured. That liability is valued at the starting value of the quotas that have been allotted or bought and, as the case may be, at the market value if the amount that the number of quotas held at the close of the period falls short of the number of quotas to be restored.

The intangible assets corresponding to the surplus of the allocated quotas over the emissions expected follows the same impairment-test rules as the non-amortizable intangible assets.

Other Intangible Assets

These consist primarily of patents, trademarks and software and are amortized over their expected useful life:

     - patents and trademarks over an average period of twenty-five years, and

     -    software over a period of three to five years.

Intangible assets appear on the balance sheet at their acquisition cost, including, if applicable, any interim interest accrued during their development period.

When their useful life is definite, the intangible assets are amortized according to the straight-line method over periods that correspond to their expected useful life. The method of amortization and the useful life are reviewed at least yearly.

When their useful life is indefinite, they are subject to an impairment test either annually or whenever there is evidence of a significant loss in value.

     Tangible Assets

The tangible assets of Rhodia are recorded as an asset at their acquisition cost when they meet the following criteria:

     o probability that the future economic benefits associated with this asset will flow to Rhodia, and

     o    reliable estimate of the cost of this asset.

Tangible assets appear on the balance sheet at their acquisition cost including, if applicable, any interim interest accrued during the construction period. They do not undergo any revaluation on the opening balance sheet prepared according to IFRS. They are recorded according to the component-based approach, which provides for different accounting of assets that have different useful lives.

Subsequent Costs

Expenses incurred for replacing a component of a tangible asset are capitalized and the net book value of the replaced component is removed from the balance sheet.

The other expenses incurred subsequent to the acquisition of a tangible asset are capitalized only if they improve its performance or extend its useful life. Otherwise, those expenditures are recorded as expenses of the period.

Dismantling Costs

Dismantling costs that meet the criteria of IAS 37 are recorded as a provision with a corresponding increase in the costs of the tangible asset. At present, Rhodia does not have any obligation to dismantle its operating installations and thus has not recorded a provision relating to dismantling costs in its tangible assets.

Depreciation

Depreciation of the tangible assets is calculated, for each of their main components, according to the straight-line method over the average estimated useful lives as follows:

--------------------------------------------------------------------------------
Buildings                                               10-40 years
--------------------------------------------------------------------------------
Plant and equipment:

 Machinery and equipment                                5-15 years

 Other equipment                                        3-15 years

 Vehicles                                               4-20 years

 Furniture                                              10-15 years
--------------------------------------------------------------------------------
Some specific tangible assets may be depreciated over useful lives different from those stated above.

Cost of Major Inspections or Overhauls

These expenditures make it possible to check and maintain the proper operating condition of some facilities without extending their useful lives. They are regarded as specific components and thus are recorded as assets in the balance sheet. They are depreciated over their useful lives until the next major inspection or overhaul.

Leasing Agreements

Assets leased by Rhodia under long-term financial leases or other leasing arrangements that show the characteristics of an acquisition are capitalized based on their fair value at the date on which the agreement was signed and are depreciated as described above. The corresponding financial debt is recorded under liabilities. The contracts are considered financial leases if they transfer substantially all of the benefits and risks of ownership to Rhodia. This treatment is also applied to agreements which are dealt with by the IFRIC 4 interpretation regarding the valuation of the nature of certain leasing agreements.

Investment Subsidies

Investment subsidies are recorded in liabilities and are reversed into income at the same rate as the depreciation of the related tangible assets.

Non-Current Assets or Groups of Assets Held for Sale

Non-current assets or groups of assets held for sale are presented on a separate line on the balance sheet and are valued either at their net book value or at their fair value net of selling costs, whichever is lower. Their amortization ceases at the date of their classification into this category.

     Depreciation of Tangible and Intangible Assets

Asset impairment tests are performed at least annually and more frequently if there are indications of significant loss in value for goodwill and indefinite-lived intangible assets, and only if there is evidence of significant loss in value for other assets.

For testing purposes, assets are grouped into cash-generating units ("CGUs"), in accordance with the provisions of IAS 36 "Impairment of Assets". The CGUs represent the smallest group of assets that generate cash flows that are largely independent of other groups of assets.

Goodwill is assigned to groups of CGUs which benefit from the synergies of the business combination that generated the goodwill.

Through these tests, Rhodia ensures that the net book value of its assets does not exceed their recoverable value, that being equal to either the fair value less disposal costs or value in use, whichever is higher. The value in use corresponds to the discounted future net cash flows expected to be derived from the CGU after taking into account, as the case may be, all the other relevant information.

For these tests, Rhodia uses a discount rate based on the after tax average cost of capital, the only rate available on the market.

Any losses in value are initially charged to the goodwill allocated to the CGU or groups of CGUs tested, then to the other assets of the CGU or group of CGUs in proportion to their net book value.

That allocation must not have the effect of reducing the book value of the individual asset below its fair value less, its value in use or zero.

Any losses in the value of goodwill are permanent and cannot be reversed subsequently.

     Assets Held For Sale

When an asset is held for sale, i.e. when Rhodia expects to recover the cost of the asset by selling the asset rather than using it, the asset is classified as to be sold and is valued either at the lower of its net book value or its fair value net of disposal costs. The asset is no longer amortized and the differences with respect to the fair value net of disposal costs (whether they are recorded at the time of the initial classification or subsequently) constitute depreciation (or reversals of depreciation if the value has increased). If the sale exceeds the framework of an identifiable asset and concerns a group of related assets and liabilities that Rhodia intends to dispose of in a single transaction, those assets and liabilities are classified as being held for sale, with no offsetting between assets and liabilities, and valued at the lower of their net book value or their fair value net of disposal costs.

     Financial Assets

Purchases and sales of financial assets are recorded at the transaction date, the date at which Rhodia agreed to purchase or sell the asset. When they are initially recorded, financial assets are recorded in the balance sheet at their fair value plus transaction costs directly attributable to the acquisition or issuance of the asset (except for the category of financial assets that are valued at their fair value and for which the variation in fair value is recorded in the income statement).

Financial assets are removed from the balance sheet when the rights to future cash flows have expired or have been transferred to a third party, and Rhodia has transferred most of the risks and benefits and controls.

At the initial recording date, based on the purpose of the acquisition, Rhodia determines the classification of the financial asset in one of four categories, provided by IAS 39:

     o    Financial assets at fair value through profit or loss:

          These are financial assets that the company originally intended to resell in the short term or assets voluntarily classified in that category. They are valued at the market value and variations in fair value are recorded in the income statement.

          OPCVMs (Organismes de Placement Collectif en Valeurs Mobilieres) are classified in this category.

     o    Loans and receivables:

          Loans and receivables are non-derivative financial assets with fixed or determinable payments not listed on a regulated market. These assets are recorded according to the amortized cost method. Short-term receivables with no declared interest rate are recorded at the nominal amount unless restatement at the market rate had a significant impact. Depreciation is recorded when the estimated recovery value is less than the book value.

          This category includes operating receivables, deposits and guarantees, active current accounts, and loans.

     o    Held-to-maturity investments:

          Held-to-maturity investments are non-derivative financial assets with fixed and determinable payments with conditions of maturity and revenue that are determined at issuance and for which Rhodia has the intention and the means to meet the maturities. They are valued at amortized cost and are impaired in the event of loss in value.

     o    Available-for-sale financial assets:

          These are non-derivative financial assets that do not belong to other categories. They are valued on the balance sheet at their market value; variations in value are recorded in equity. When available-for-sale financial assets are sold or depreciated, the cumulative adjustments of variations in fair value recorded as equity are transferred to the income statement.

          For listed securities, the fair value corresponds to the market price and, for securities that are not listed, it corresponds to a reference to recent transactions or to a technical valuation based on reliable and objective indications with the other appraisals used by other market players. However, when it is impossible to reasonably determine the fair value of a security, it is kept at the historical cost.

          This category consists primarily of non-consolidated investments.

     Inventories and Work in Progress

Inventories are valued at the lower of their cost or their net realizable value. The cost price is determined according to either the "Weighted Average Cost"
(WAC) or the "First In - First Out" (FIFO) method.

Inventories of finished products and work in progress are valued based on the production cost, which takes into account, in addition to the cost of materials and supplies used, a portion of the overhead expenses, excluding administrative overhead expenses. The net realizable value of raw materials and other items stored is based on the market value and takes into consideration impairments related to the obsolescence of inventories.

     Trade Receivables and Related Accounts

Trade receivables and related accounts are recorded initially at their fair value and subsequently valued at the amortized cost according to the effective interest rate method, minus any provision for impairment

If there is objective evidence of impairment or if there is a risk that Rhodia might not be able to collect all contractual amounts (principal and interest) at the dates set in the contractual timetable, a provision for impairment is recorded in the income statement. That provision is equal to the difference between the amount recorded on the balance sheet and the present value of recoverable estimated future flows, restated at the effective interest rate.

     Cash and Cash Equivalents

This includes cash, short-term investments and other liquid, easily convertible instruments for which the risk of a change in value is negligible and for which the maturity is fewer than three months from the acquisition date.

Cash equivalents are valued at their fair value through profit or loss.

     Taxes

The income tax expense corresponds to the current tax payable by each consolidated subsidiary, adjusted for deferred taxes.

Deferred taxes are calculated by tax entity on the deductible temporary differences, including losses that can be carried forward and on taxable temporary differences. Temporary differences are the differences between the tax bases of assets and liabilities and their book value on the balance sheet, including assets that Rhodia has at its disposal in connection with financial leasing.

The tax rates used for each tax entity are the rates applicable during the fiscal year in which the differences are reversed.

Any non-recoverable withholding taxes on undistributed income of companies consolidated by the equity method are subject to a provision unless it is expected that those reserves will continue to be held permanently by the subsidiaries.

Deferred tax assets, including losses that can be carried forward, are recognized if it appears likely that the tax entities concerned will show taxable profits against those assets which can be charged.

Deferred taxes are recorded as expenses or as income in the income statement except when they are related to items that are directly attributed to equity. In that case, deferred taxes are charged to equity. That is the case with deferred taxes on derivatives eligible for hedge accounting.

Pursuant to IAS 12 "Income Taxes", deferred tax assets and liabilities are not discounted.

Assets and liabilities are offset at the level of each tax entity.

     Provision for Pension and Similar Obligations

Rhodia and its subsidiaries offer their employees different supplemental pension, retirement and other post-employment benefits plans. The specific characteristics of these plans vary depending on the laws, regulations and practices applicable in each country where the employees work. The plans that are currently in place are either defined contributions or defined benefit plans.

Defined contribution plans are characterized by payments to entities, which release the employer from any subsequent obligation, as the entity assumes responsibility for paying the employees the amounts that are owed to them. Therefore, once the contributions have been paid, no liability appears in the accounts of the Rhodia group except for the expense of the contributions paid to the entities.

Defined benefit plans designate post-employment benefit plans differently other than defined contribution plans. Rhodia is required to make provisions for the agreed-upon benefits for its employees who are currently working and to pay the benefits of its former employees. The actuarial risk and the investment risk are substantially borne by the Group.

Obligations regarding pension, retirement and other post-employment obligations, including termination payments are valued using a method which takes into account projected end-of-career salaries (known as the "projected unit credit method") on an individual basis, which is based on assumptions for discount rates, expected long-term rates of return on the invested funds specific to each country, and on estimates as to life expectancy, staff rotation, change in salaries, revaluation of annuities, inflation of medical costs and a restatement of amounts payable. The estimates specific to each plan take into account local economic and demographic conditions.

The value that is recorded on the balance sheet as to pension and other employee-benefit obligations corresponds to the difference between the present value of future benefits and the plan assets invested at market value, which are intended to cover these obligations, plus unrealized losses or minus unrealized gains within the limits set by IAS 19. When the result of that calculation is a net obligation, a provision is recorded under liabilities on the balance sheet; in the opposite case, an asset is recorded on the balance sheet on the line "Other Non-Current Assets".

To determine the pension expense for the period, Rhodia amortizes actuarial gains or losses if, at the start of the year, those unrecognized net actuarial gains or losses exceed 10% of either the actuarial benefit obligation or the market value of the assets of the plan concerned, whichever is higher. That amortization is done over the remaining working life of active beneficiaries of the plan and over the estimated remaining life of the retired beneficiaries of the plan.

Defined benefit plans may result in the establishment of provisions and concern essentially:

1) pension obligations: pension annuity plans, retirement bonuses, other pension obligations and pension add-ons,

2)   other long-term benefits: seniority awards, early retirement plans, and

3)   other employee benefits: medical expense insurance plans.

The actuarial calculations of pension and other employee benefits obligations are performed by independent actuaries during the second half of each year. Consequently, the valuation of the provisions and the expense during the first half of the current year is based on the projected calculations performed at the end of the previous year.

Environmental Liabilities

Rhodia records provisions for environmental liabilities when it has an obligation, and it is likely that this will result in an outlay of cash and the amount of the cash outlay can be reliably determined. Rhodia calculates these provisions to the best of its knowledge of applicable regulations, the nature and extent of the remediation, clean-up technology and other available information. Estimated future expenses are subject to discounting based on a risk-free and inflation-free rate specific to each country concerned.

Rhodia does an annual review of all its environmental liabilities and takes into account, for interim closings, any change that necessitates a significant recalculation of the corresponding provisions.

     Stock Options

Rhodia has established stock subscription option plans for certain employees.

Pursuant to IFRS 2, "Share-Based Payment", the services received from employees in connection with the granting of option plans are recorded as expenses in the income statement directly offset by equity capital. The expense corresponds to the fair value of stock purchase and subscription plans, which is recorded according to the straight-line method in the income statement over the vesting periods of rights under these plans.

The fair value of the option plans is calculated at the grant date, according to the Black & Scholes pricing model, taking into account their expected lifespan and the estimated rate of cancellation of the options. Hence, that valuation is not modified unless it is to adjust the expense for the actual cancellation rate of the options, if that adjustment is significant.

     Provisions for Risks and Expenses

A provision is recorded when Rhodia has a current (legal or implicit) obligation resulting from a past event, for which the amount can be reliably determined, and the settlement of which should result in an outlay of cash representing economic benefits for Rhodia.

Provisions are subject to discounting if the impact of this discounting is significant.

     Accounting for Sales Revenue and the Sale of Services

Revenue from the sale of products or services is recorded net of discounts, commercial benefits granted and sales taxes, when the risks and benefits inherent in ownership have been transferred to the customers or the service has been provided.

     Other Operating Income and Expenses

Other operating income and expenses consist of environmental costs connected with sites that have been closed or activities that have been shutdown, and the expenses connected with accidental contamination at active sites. They also include capital gains or losses on sales and restructuring expenses incurred when operations are disposed of or shut down.

     Income/(Loss) from Operations

Income/(loss) from operations corresponds to the total expenses and income not resulting from financing activities, companies consolidated according to the equity method, discontinued or discontinuing activities, and taxes.

     Financial Income/(Expense)

Financial income/(expense) consists of the cost of the gross financial debt, treasury products, the financial cost of environmental expenses and other financial income and expense.

All interest expense is recognized in the year in which it is incurred. Pursuant to IAS 16 and IAS 23, the interest on borrowings connected with construction and acquisition of tangible assets is capitalized in the cost of the asset.

     Earnings Per Share

Earnings per share are calculated by dividing the net income by the average number of shares outstanding during the year after deducting shares held by Rhodia.

The diluted earnings per share are calculated by taking into account in the average number of shares outstanding, the conversion of all existing dilutive instruments (stock option plans and bonds convertible into shares) and the value of goods or services to be received under each stock subscription or purchase option.

Rhodia also provides earnings per share calculated by dividing the net income by the number of shares issued at the close of each year for which the financial statements are being provided.

     Asset Securitization Programs

In the management of its operations, Rhodia may, particularly in connection with programs for sales of commercial receivables, utilize separate legal structures, such as dedicated "fonds communs de creances" (securitization programs).

In accordance with SIC 12, "Consolidation - Special Purpose Entities", Rhodia fully consolidates all structures in which the group exercises substantial control.

Moreover, receivables that are sold directly to a factor or in connection with sales-of-receivables programs without setting up any separate legal structures are not taken off the balance sheet if Rhodia retains most of the risks and benefits.

     Financial Liabilities

All borrowings are initially recorded at cost, which corresponds to the fair value of the amount received net of borrowing-related costs. Subsequently, those borrowings are recorded at the amortized cost, using the effective interest rate method.

The effective rate corresponds to the rate that gives the initial book value of a borrowing by restating its estimated future cash flows. The initial book value of the borrowing includes the transaction costs and any issuance premiums.

     Derivative Instruments

Derivative instruments (interest rate swaps, foreign exchange futures, commodity options and swaps, and energy purchase and sale contracts) that are not designated as hedge instruments for operating transactions are initially and subsequently valued at fair value. Variations in fair value are recorded as financial income.

When the financial instrument can be characterized as a hedge instrument, those instruments are valued and recorded pursuant to the hedge accounting criteria of IAS 39.

If the derivative instrument is designated as a cash flow hedge, the gain or loss in value of the effective portion of the derivative is recorded in shareholders' equity. It is reclassified into income when the hedged item itself is recorded as income. The ineffective portion of the derivative is recorded directly in the income statement. When the hedged item is a future debt issue, the reclassification into income is performed over the term of the debt, after it has been issued. When the planned transaction translates into recognition of a non-financial asset or liability, the cumulative variations in the fair value of the hedge instrument previously recorded as equity are incorporated into the initial valuation of the asset or liability in question.

If the derivative instrument is intended as a fair value hedge, the gain or loss in value of the derivative and the gain or loss in value of the hedged item attributable to the hedged risk are recorded in income in the same period.

A foreign-exchange hedge of a net investment in a foreign entity is recorded in the same manner as a cash flow hedge. Variations in the fair value of the hedge instrument are recorded as equity as to the effective part of the hedge ratio, while the variations in the fair value pertaining to the ineffective part of the hedge are recognized as financial income. When the investment in the foreign entity is sold, all variations in the fair value of the hedge instrument previously recorded as equity are transferred to the income statement on the lines "Other Operating Income" or "Other Operating Expenses".

Use of Estimates

Preparing the financial statements in accordance with generally accepted accounting principles requires Rhodia's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures provided on these assets and liabilities at the date of preparation of the financial statements and the amounts presented in income and expenses for the period.

Management continually reviews its estimates and assumptions based on its past experience as well as various other factors considered reasonable, which constitute the basis of its evaluations of the book values of assets and liabilities. Actual results could differ significantly from these estimates based on assumptions or different conditions.

With respect to interim periods, using estimates may be more significant than with respect to annual statements, in particular with respect to the determination of income tax expenses, which are estimated on the basis of annual projections.

     2)   CHANGE IN CONTINUING OPERATIONS

As of September 30, 2005, the scope of consolidation shows changes related to divestment transactions begun as of December 31, 2004, and new divestment transactions that are ongoing or which took place during the period.

a) Discontinued or Discontinuing Activities:

The discontinued or discontinuing operations of the Rhodia group correspond to sales of operations that are in progress or which have been carried out as a result of the group's divestment of some of its operations.

The main operations sold in 2004 are as follows:

     o    In May 2004, the food ingredients business was sold to the Danisco
          Group,

     o In June 2004, the European specialty phosphates business was sold to Thermphos International,

     o In August and November 2004, the European potable water treatment businesses were sold, respectively, to Feralco AB and to Novasep,

     o Also in August 2004, the North American phosphates business was sold to Bain Capital,

     o In November 2004, the sulfuric acid business at the Staveley (United Kingdom) site was sold to Ineos Chlor Ltd., and

     o In December 2004, the anesthetics business was sold to Nicholas Piramal India Ltd.

The agreement to sell the chlorine business at the Staveley (United Kingdom) site to Ineos Chlor Ltd was signed in November 2004. This sale was finalized as of March 31, 2005, marking the permanent discontinuation of chlorine production on the site.

The main operations that were sold during 2005, as of September 30, 2005, are as follows:

     o In June, its HFC Isceons refrigerant fluid business was sold to DuPont, and

     o In August, the European business of silicon mastic sealant in tubes was sold to Henkel.

     o    In October:

          - the phosphates and sulphuric acid businesses located at the Rieme site, in Belgium, were sold to Misa Inc, and

          - the silicates production business located at the Nogent-L'Artaud site was sold to Woellner.

     o    In November:

          - the Decoratives Coatings and Adhesives business was sold to Hexion Specialty Chemicals INC.

The main operations that are being sold as of September 30, 2005 are as follows:

     o In April, negotiations were announced between Rhodia and SNIA, each of which holds a 50% stake in the joint venture Nylstar, with RadiciGoup, a milestone in the divestment of the European textile business.

     o In November, Rhodia and SNIA signed a new letter of intent with RadiciGroup to sell their entire stake in their joint venture, Nylstar.

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", the assets of discontinued and discontinuing activities and the liabilities that are directly attached to them were reclassified on the balance sheet as "Assets Held for Sale" and "Liabilities Held for Sale". They are primarily tangible assets, and working capital requirements of these operations, and the value of shares previously accounted for under the equity method for Nylstar.

Furthermore, when, at the close of the last period, the criteria of IFRS 5 criteria are met, the net results of the discontinued or discontinuing activities as well as, if applicable, the results of the sale and the depreciation following the adjustment of assets to fair value, net of selling costs, are presented under the income statement line item "Net income/(loss) from discontinued or discontinuing operations".

In accordance with IFRS 5, the comparative income statements for the previous periods were reclassified, such that the net result of the discontinued operations reflects, for these periods, the net results of all discontinued or discontinuing operations at the end of the last period.

Net Result of Discontinued or Discontinuing Operations
------------------------------------------------------

(in millions of euros)
                                                               September 30,     December 31,     September 30,
                                                                    2004            2004              2005
                                                              -------------------------------------------------
Sales - products                                                    598              652              177

Sales of provision of services and other revenues                    1                1                5

Operating  income  (loss)  before gains or losses on disposals       15              (27)             (7)
or impairments
Net capital  gains or losses on  disposals or  impairments  of      282              216              (41)
discontinuing activities
Financial expenses                                                                   (3)              (1)

Income (loss) of discontinued operations before taxes               297              186              (47)

Portion of net earnings (losses) of companies  consolidated by      (28)             (68)
the equity method
Taxes                                                               (25)             (25)             (2)

Net income (loss) from discontinued operations                      244               93              (49)

Assets held for sale and related liabilities
--------------------------------------------

(in millions of euros)
                                                                December 31,     September 30,
                                                                    2004             2005
                                                              -----------------------------------
Goodwill

Intangible assets                                                                     3

Tangible assets                                                                       30

Other non-current assets

Inventories and work in progress                                                      20

Other current assets                                                                  10

Assets held for sale                                                 -                63

Related liabilities                                                  -                27

b) Other changes in scope:

     A. In December 2004, Rhodia acquired the Chloralp group from La Roche Industries, and

     B. As of December 31, 2004, and due to the acquisition of the Chloralp group, the Cevco company, which previously had been consolidated by the equity method, became fully consolidated.

3) INTANGIBLE ASSETS

a) Goodwill

---------------------------------------------------------------------------------------------------
(in millions of euros)                      Gross Value      Amortization         Net Value


---------------------------------------------------------------------------------------------------
At January 1, 2005                          599              (373)                226

Acquisitions, disposals                     1                                     1

Impairment

Others                                      1                (1)                  0

Cumulative translation adjustments          38               (21)                 18

---------------------------------------------------------------------------------------------------
At September 30, 2005                       640              (395)                245
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Net goodwill by origin (in millions of euros)                               September 30, 2005        December 31, 2004

-------------------------------------------------------------------------------------------------------------------------
         A. & W.                                                                    109                      101

         ChiRex                                                                      0                        0

         RTZ                                                                        24                        22

         Stauffer Chemicals Inc                                                     41                        36

         Kofran                                                                     32                        31

         Other                                                                      39                        36
-------------------------------------------------------------------------------------------------------------------------
Total                                                                               245                      226
-------------------------------------------------------------------------------------------------------------------------

b)  Other Intangible Assets

----------------------------------------------------------------------------------------------------------------------------
  (in millions of euros)                  Patents and        Software        Development          Others            Total
                                           Trademarks                          Expenses             (1)
----------------------------------------------------------------------------------------------------------------------------
2004 Fiscal Year
----------------
Gross Value                                    94              259                11                68               432

Amortization and Depreciation                 (71)            (192)              (1)               (29)             (293)

Net Value at 12/31/2004                        23               67                10                39               139

At September 30, 2005
---------------------

Gross Value                                   102              285                14                90               491

Amortization and Depreciation (2)             (81)            (225)              (2)               (28)             (336)

Net Value at 9/30/2005                         21               60                12                62               155

(1) At September 30, 2005, the item "Other Intangible Assets" consists in particular of the greenhouse gas emission quotas for the gross and net values of
(euro)18 million.

(2) Depreciation of patents and trademarks
At September 30, 2005 the item "Amortization and Depreciation" item included a charge of (euro)(4) million following the impairment test on Rhodia Pharma Solutions.

4) TANGIBLE ASSETS

a) By type

---------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                Gross Values     Amortization      Net Value       Net Value
                                                                                         9/30/2005       12/31/2004

---------------------------------------------------------------------------------------------------------------------
Land                                                           167             (35)              132         123

Buildings                                                    1,079            (726)              353         391

Plant and equipment                                          5,759          (4,274)            1,485       1,601

Construction work in progress                                  163                -              163         130
---------------------------------------------------------------------------------------------------------------------
Total                                                        7,168          (5,035)            2,133       2,245
---------------------------------------------------------------------------------------------------------------------

b)  Changes in the fiscal year

------------------------------------------------------------------------
(in millions of euros)                                      2005
------------------------------------------------------------------------
At January 1                                                2,245
------------------------------------------------------------------------
Additions                                                    158

Disposals and out of service                                (12)

Depreciation and amortization                               (367)

Others (translation, adjustments, changes in scope           109
of consolidation)
------------------------------------------------------------------------
At September 30                                             2,133
------------------------------------------------------------------------

The allocation relating to the 2005 amortizations includes an impairment of
(euro)(98) million resulting from an impairment test. That expense is recorded in the income statement on the line item "Cost of Sales". This impairment relates to the assets of the three sites composing the "Prescription Health" CGU (Cash Generating Unit) of Rhodia Pharma Solutions. These assets, located in England and in the United States, concern development service activities, the manufacturing of "Building Blocks", and manufacturing by Rhodia Pharma Solutions' synthesis intermediaries.

The impairment results from revised development perspectives within the group of this enterprise due, on the one hand, to:

- the unfavorable economic trend noted during the first six months of 2005 as a result of:

     a. a decline in sales of 18% from the preceding year, linked in particular to the withdrawal from the market of a medication for which this CGU manufactured the key intermediary,

     b. and the overall diminishing of margins in the over-saturated pharmaceutical sub-contracting sector,

- and on the other hand, the downward revision of the growth prospects of the pharmaceutical subcontracting sector, negatively affected by the increasingly stringent safety protocols required for bringing new molecules to market.

The distribution of depreciation on tangible assets is analyzed as follows:

--------------------------------------------------------------------------------
(in millions of euros)                         Impairment at September 30, 2005
Pharma Solutions (Prescription Health)
--------------------------------------------------------------------------------
Land                                                          5

Buildings                                                    25

Plant and equipment                                          68

Construction work in progress                                 0
--------------------------------------------------------------------------------
Total                                                        98
--------------------------------------------------------------------------------

The value in use of the "Prescription Health" CGU, which was close to zero, was determined based on future net cash flows, using a discount rate of 10% after taxes, comparable to that used in 2004.

Because of the high sensitivity of the value in use to the calculation scenarios used and the difficulty in estimating the fair value of the assets in question, the Rhodia group impaired all of the tangible assets of this CGU as of June 30, 2005.

At the end of 2004, the English tangible assets of that CGU had already undergone a non-recurring partial impairment of (euro)(55) million while the remaining goodwill had been fully depreciated by (euro)(73) million.

5) UNCONSOLIDATED INVESTMENTS

------------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                           Ownership %      December 31, 2004  September 30, 2005
------------------------------------------------------------------------------------------------------------------------
Phosphoric Fertilizers Industry (Greece)                              8.41                9                  5

Other (less than (euro)5 million)                                        -               32                  22
------------------------------------------------------------------------------------------------------------------------
Total                                                                                    41                  27
------------------------------------------------------------------------------------------------------------------------

The reduction in this item is due to the sale of investments of non-consolidated distribution companies located in the Middle East. That sale was finalized on July 12, 2005.

The "Other" line consists of companies that are majority-controlled or more than 20% held but are not consolidated because they are insignificant.

6) SALES OF RECEIVABLES

The amount of receivables sold included on the line "Trade receivables and related accounts" or "Other receivables" as of September 30, 2005 and as of December 31, 2004 is (euro)336 million and (euro)466 million, respectively. The amount of the corresponding financing is analyzed in note 10.

7) INVENTORIES AND WORK IN PROGRESS

-----------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                                          December 31, 2004   September 30, 2004
-----------------------------------------------------------------------------------------------------------------------
Raw materials inventories                                                              310                 315

Work in progress                                                                        41                  45

Finished products inventories                                                          427                 430
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Total gross inventories and work in progress                                           778                 790
-----------------------------------------------------------------------------------------------------------------------
Provisions for depreciation                                                            (77)                (76)
-----------------------------------------------------------------------------------------------------------------------
Total net inventories and work in progress                                             701                 714
-----------------------------------------------------------------------------------------------------------------------

8) SHAREHOLDERS' EQUITY

a) Share Capital

At the March 31, 2004 shareholders' meeting, the shareholders delegated to the Board of Directors the authority necessary to effect capital increases, with or without preferential subscription rights, for a nominal amount of capital increases not to exceed (euro)1 billion. Within the scope of that authorization, on April 13, 2004, Rhodia initiated a capital increase with preferential subscription rights, which generated gross proceeds of (euro)471 million. That capital increase was carried out by the issuance of 448,272,970 new shares based on a ratio of five new shares for every two existing shares. The new shares were issued at a unit price of (euro)1.05, which generated a total issue premium of
(euro)22 million. As of September 30, 2005 and December 31, 2004, the share capital was composed of 627,582,158 shares with a par value of 1 euro. No dilutive instrument was issued during the period ended September 30, 2005.

The weighted average number of shares outstanding as of September 30, 2005, September 30, 2004 and December 31, 2004 was 627,582,158, 419,044,916 and
471,607,727, respectively; Net earnings per share are determined directly on the basis of this amount.

The diluted net earnings per share are determined based on the weighted average number of shares outstanding if all dilutive instruments at the closing date had been exercised in full.

However, when the net income is negative, the diluted net earnings per share are equal to the basic earnings per share, because taking the dilutive instruments into account cannot lead to a reduction in the loss per share.

At September 30, 2005 and December 31, 2004, Sanofi-Aventis owned 15.3% of Rhodia's capital.

b) Treasury Shares

At September 30, 2005 and at December 31, 2004, Rhodia did not hold any of its own shares, nor is it a party to any options to purchase or sell its own shares.

c) Reserves

At September 30, 2005 and December 31, 2004, Rhodia S.A. did not have any distributable reserves.

d) Cumulative Translation Adjustments

The net change in the cumulative translation adjustments at September 30, 2005 was (euro)127 million. This variation is primarily due to the impact of the change in the exchange rate of the Brazilian Real.

9) PROVISIONS

a) Analysis by type

------------------------------------------------------------------------------------------------------------------------------
                                                            December 31, 2004                September 30, 2005
------------------------------------------------------------------------------------------------------------------------------
                                                            More than one     Less than one  More than one    Less than one
                                                            year              year           year             year
------------------------------------------------------------------------------------------------------------------------------
Pension and retirement costs                                929               67             967              44

Restructuring                                               27                113            22               79

Environmental                                               143               65             175              46

Other                                                       155               66             206              81
------------------------------------------------------------------------------------------------------------------------------
Total                                                       1,254             311            1,370            250
------------------------------------------------------------------------------------------------------------------------------

b) Fiscal Year Changes

-------------------------------------------------------------------------------------------------------------------------------
In millions of euros                   January 1,  Allocation  Utilization   Change in  Cumulative  Other        September
                                       2005                                  scope      Translation movements    30, 2005
                                                                                        adjustments (1)
-------------------------------------------------------------------------------------------------------------------------------

Pension and retirement costs           996         47          (47)          (1)        12          4            1,011

Restructuring                          140         41          (74)          (3)        3           (6)          101

Environmental                          208         8           (22)          (16)       30          13           221

Other                                  221         41          (39)          0          26          38           287
-------------------------------------------------------------------------------------------------------------------------------
Total                                  1,565       136         (182)         (20)       71          50           1,620
-------------------------------------------------------------------------------------------------------------------------------

Other movements for the period include:

Reclassifications:

- of (euro)9 million resulting largely from the accretion of discount for environmental provisions as of September 30, and

- of (euro)38 million related to reclassifications of other debt.

Certain retirement obligations and related rights have been extinguished as a result of the restructurings that took place during the period as well as the discontinuation of certain activities. As a result, the provision for retirement and related rights has been carried forward and recorded as (euro)2 million in the income statement under the item "Restructuring expenses."

c) Restructuring

The provisions for restructuring include the following expenses:

--------------------------------------------------------------------------------
 (in millions of euros)                                 September 30, 2005
--------------------------------------------------------------------------------
 Employee termination benefits                          76

 Costs related to sites closed                          25
--------------------------------------------------------------------------------
 Total                                                  101
--------------------------------------------------------------------------------

Employee termination benefits include the costs incurred by certain termination measures put in place, including certain early retirement measures. The plans implemented include termination measures that are either voluntary, i.e. proposed by the employer and accepted by the employee, or compulsory, i.e. at the sole initiative of the employer. Provisions are made for compulsory severance measures as of the date of the official announcement of the plan by management to the authorized employee representatives concerned along with a detailed implementation plan for these measures. Voluntary severance measures that are part of restructuring plans are recorded on the books based on probable cash outlays.

As of September 30, 2005, the allocations related to restructuring were (euro)41 million, (euro)6 million of which result from the revision of plans undertaken prior to January 1, 2005.

d) Environment

As of September 30, 2005, environment-related charges were (euro)8 million and essentially corresponded to additional allocations, for insignificant individual amounts, to provisions that had been established previously for various sites.

10)  FINANCIAL DEBTS

a)  Refinancing Agreement

During the period ended September 30, 2005, Rhodia carried out the following transactions:

     o on February 14, 2005, Rhodia issued notes maturing in 2010 for a principal amount of (euro)500 million at a price of 103.5% for an effective rate of 7.19%. The issuance costs amounted to (euro)13 million,

     o on February 18, Rhodia prepaid financial lease agreements for a total amount of (euro)108 million, and

     o on March 18, Rhodia closed the tender offer on the 6.00% EMTN (Euro Medium-term Notes) due March 2006. Over 80% of the notes issued were repurchased, representing a nominal value of (euro)246 million. The early redemption premium was (euro)8 million.

On June 17, 2005, Rhodia entered into a new syndicated Revolving Credit Facility
(RCF), with a limited number of banks, which replaces the RFA line of credit, previously reduced to (euro)313 million following the note issuance of February
14. The amount of this new line is (euro)300 million, maturing on June 30, 2008.

b)   Financial Debt Analysis

All financial debt indicated below is senior (except for the subordinated bonds in US$ and in EUR) and is nonconvertible.

----------------------------------------------------------------------------------------------------------------------------
September 30, 2005                                Amount            Maturity          Effective Rate
(in millions of euros)                            (2)                                 (1)
----------------------------------------------------------------------------------------------------------------------------
2001 EMTN (3)                                     54                03/26/2006        6.11%

2003 US$ Senior Notes                             163               06/01/2010        8.16%

2003 EUR Senior Notes  (3)                        701               06/01/2010        8.05%

2003 US$ Subordinated Notes                       313               06/01/2011        9.38%

2003 EUR Subordinated Notes (3)                   297               06/01/2011        9.76%

2004 US$ Senior Notes                             510               06/01/2010        11.70%

2004 EUR Senior Notes                             172               06/01/2010        11.96%

Other obligations                                 25                03/10/2006        Euribor + 1.30%

Revolving Syndicated Credit Facility (RCF)        46                06/30/2008        Libor + 2.75%

Bilateral credit facilities                       248               2005-2012         Libor / Euribor + 0.35% / 1.75%

Commercial paper                                  9                 1-3 months        Euribor + 0.70%

Securitization of receivables                     257               2005-2008         5.46%

Capital lease obligations                         134               2005-2016         4.49% - Libor / Euribor + 3.05%

Other debt                                        33                2005-2016         0.5% / 5%
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                             2,962
--------------------------------------------------------------------------------------

(1) Overall effective rate before derivatives are taken into account.

(2) These amounts do not take into account ICNEs which amount to (euro)68 million.

(3) These amounts do not include the impacts of the fair value hedges, which are
(euro)0.3 million for the 2001 EMTNs, (euro)2.1 million for the 2003 euro senior notes and (euro)3.9 million for the 2003 euro subordinated notes.

---------------------------------------------------------------------------------------------------------------------------
December 31, 2004                                 Amount           Maturity             Actual Rate
                                                  (2)                                   (1)
(in millions of euros)
---------------------------------------------------------------------------------------------------------------------------
2000 EMTN                                         49               05/31/2005           6.25%

2001 EMTN (3)                                     304              03/26/2006           6.11%

2003 US$ Senior Notes                             143              06/01/2010           8.16%

2003 EUR Senior Notes (3)                         198              06/01/2010           8.54%

2003 US$ Subordinated Notes                       276              06/01/2011           9.38%

2003 EUR Subordinated Notes (3)                   297              06/01/2011           9.76%

2004 US$ Senior Notes                             448              06/01/2010           11.70%

2004 EUR Senior Notes                             171              06/01/2010           11.96%

Other obligations                                 32               2006-2016            1.8% - 7.90%

Revolving Syndicated Credit Facility (RFA)        70               03/31/2006           Libor / Euribor +3.05%

Bilateral credit facilities                       336              2005-2007            Libor / Euribor
                                                                                        + 0.4%  / 1.55%
Commercial paper                                  13               1-3 months           Euribor + 0.70%

Securitization of receivables                     334              12/31/2005           3.50%

Credit lease obligations                          244              2005-2009            Libor / Euribor + 3.05%

Other debt                                        25               2005-2016            0.5% / 5%
---------------------------------------------------------------------------------------------------------------------------
TOTAL                                             2,940
-------------------------------------------------------------------

(1) Overall effective rate before derivatives are taken into account.

(2) These amounts do not take into account the ICNEs which amount to (euro)28 million at December 31, 2004.

(3) These amounts do not include the impacts of the fair value hedges, which are
(euro)5 million for the 2001 EMTNs, (euro)2 million for the 2003 euro senior notes and (euro)4 million for the 2003 euro subordinated notes.

11)    FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS:

The fair value of the derivative financial instruments is broken down as follows:

                                                                       ------------------------------------------------------
(in millions of euros)                                                 At December 31, 2004       At September 30, 2005
-----------------------------------------------------------------------------------------------------------------------------
                                                                       Fair Value                 Fair Value
-----------------------------------------------------------------------------------------------------------------------------
Interest rate contracts                                                (15)                       -

Foreign exchange contracts (*)                                         1                          7

Petroleum contracts                                                    1                          -

Electricity contracts                                                  -                          (1)
-----------------------------------------------------------------------------------------------------------------------------
Total derivative financial instruments                                 (13)                       6
-----------------------------------------------------------------------------------------------------------------------------

(*) The market value of the exchange options related to dollar-denominated long-term hedging and their value in the accounts represented (euro)10 million at September 30, 2005.

Hedge accounting is not systematically applied to these contracts, even if they are used for hedge purposes.

The following table presents the fair values of the derivative financial instruments as of September 30, 2005 and December 31, 2004:

------------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                                 December 31, 2004         September 30, 2005
------------------------------------------------------------------------------------------------------------------------
Financial instruments - assets                                         84                        43

Financial instruments - liabilities                                    97                        37
------------------------------------------------------------------------------------------------------------------------
Total - net                                                            (13)                      6
------------------------------------------------------------------------------------------------------------------------

Rhodia's policy consists of hedging its overall exposure to currency risks. The risk of competitiveness and energy risk are not systematically hedged. Rhodia adopted a policy of hedging its interest rate risks based on estimated future expectations, which are periodically reviewed by financial management.

Interest Rate Risk Management

Rhodia's exposure to interest rate risk essentially relates to its indebtedness (see Note 10) and, to a lesser extent, its interest rate management activities.

These swap agreements are essentially for terms ranging from two years to five years.

Hedge accounting is not systematically applied to these agreements, even if they are used for hedge purposes.

As of September 30, 2005, the nominal amounts of interest rate swaps and caps entered into by Rhodia are (euro)300 million and (euro)300 million, respectively.

Foreign Exchange Risk Management

To manage its foreign exchange risk, Rhodia primarily uses optional or firm futures contracts negotiated privately or on organized markets. The term of these contracts is generally less than six months.

To hedge the foreign-exchange risk on its long-term debt in dollars, Rhodia has set up foreign-exchange barrier options in the amount of $427 million. These contracts were signed for a term of two years.

Apart from this transaction and forward sales and purchase contracts, Rhodia has entered into option contracts in the amount of $40 million.

Hedge accounting is not systematically applied to these contracts, even if they are used for hedge purposes.

Management of Risk of Fluctuations in Price of Oil-Based Commodities

Rhodia's exposure to risks of fluctuations in the price of oil-based commodities relates essentially to purchases of petrochemical raw materials and natural gas.

Rhodia hedges these risks by using swaps, options or futures.

As of September 30, 2005, Rhodia had one net open position for this type of instrument, equivalent to 4,350 tons of fuel oil and 4,650 tons of gasoil. The positions not yet unwound had a market value of (euro)0.3 million.

Management of Risk of Fluctuation in Price of Electricity Contracts

Rhodia's sites are supplied with electrical energy in part by purchasing future electricity blocks on the over-the-counter market. The surpluses purchased are also sold on the over-the-counter market.

Pursuant to IFRS, some of the blocks thus purchased and all of the blocks sold are subject to accounting at their fair value, which as of September 30, 2005 was (euro)(1) million.

Counterparty Risk

The transactions that potentially generate counterparty risk for Rhodia are essentially:

     -    short-term financial investments,

     -    derivative instruments and other financial instruments, and

     -    trade receivables.

Rhodia places its short-term investments and enters into interest rate or currency contracts with major banks and financial institutions. Counterparty risk related to trade receivables is limited due to the large number of customers in Rhodia's customer portfolio, their diversification throughout many industries and their diverse geographic locations.

Therefore, as of September 30, 2005 and December 31, 2004, Rhodia had no significant counterparty risk.

12)  OTHER OPERATING INCOME AND EXPENSES

-------------------------------------------------------------------------------------------------------------------------------
                                                                                   September 30,  December 31,  September 30,
                                                                                   2004           2004          2005
(in millions of euros)
-------------------------------------------------------------------------------------------------------------------------------
Gains/(losses) on asset disposals - net (1)                                        4              40            3

Environmental costs                                                                (3)            (69)          (8)

Other operating income/(expenses)                                                                 (22)          (7)
-------------------------------------------------------------------------------------------------------------------------------
Total                                                                              1              (51)          (12)
-------------------------------------------------------------------------------------------------------------------------------

(1) Including at September 30, 2005, a capital loss of (euro)(6) million on the sale of investments of distribution companies in the Middle East that are being discontinued and a net capital gain for transactions involving the sale of non-current assets of (euro)9 million.

13)  FINANCIAL INCOME

--------------------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                                            September 30,  December 31,    September 30,
                                                                                  2004           2004            2005
--------------------------------------------------------------------------------------------------------------------------------
Gross interest expense                                                            (184)          (239)           (196)

Income from cash or cash equivalents                                              17             22              12
--------------------------------------------------------------------------------------------------------------------------------
Net debt-related interest expense                                                 (167)          (217)           (184)
--------------------------------------------------------------------------------------------------------------------------------
Other net financial expenses                                                      (52)           (74)            (23)

Capitalized interim interest                                                      1              2               1

Discounting effects (1)                                                           -              -               (15)

Foreign exchange results                                                          6              71              (67)

Other                                                                             (1)            (9)             (1)
--------------------------------------------------------------------------------------------------------------------------------
Total                                                                             (213)          (227)           (289)
--------------------------------------------------------------------------------------------------------------------------------

(1) Including the effect of the variation at the end of September of the accretion of discount of (euro)9 million relating to the environmental liabilities provided in prior years.

The other net financial charges include non-recurring expenses related to financing transactions at September 30, 2005 in the amount of (euro)25 million, broken down as follows:

     o (euro)8 million for the premium on early redemption of the European Medium-Term Notes (EMTN) maturing in 2006, and

     o (euro)17 million in accelerated amortization of costs of setting up the RFA as a result of the reduction in its drawing capacity and setting up a new syndicated credit line on June 17, 2005

14)  INCOME TAXES AND DEFERRED TAXES

Taxes in the Income Statement

The tax expense at September 30, 2005 was (euro)41 million. In spite of the losses cumulated in the nine months, in particular in France, no further deferred tax assets have been recognized.

The tax expense is analyzed as follows for the nine-month periods at September 30, 2005 and 2004.

(in millions of euros)                         September 30, 2004        December 31, 2004           September 30, 2005
Current tax expenses                           (42)                      (43)                        (25)

Deferred tax expense/(income)                  (18)                      (56)                        (16)

Total Income Taxes                             (60)                      (99)                        (41)

Since June 30, 2005, due to the presumption of new tax losses expected in the English tax area, it appeared necessary that deferred tax assets in connection with that area should no longer be acknowledged. The related tax change for the second quarter was (euro)(24) million in the income statement.

Taxes on the Balance Sheet

The deferred taxes break down as follows:

(in millions of euros)
                                                                    December 31, 2004          September 30, 2005
-----------------------------------------------------------------------------------------------------------------------------
Deferred taxes - assets:                                            99                         104
-----------------------------------------------------------------------------------------------------------------------------
Less than one year                                                  53                         65

More than one year                                                  46                         39
-----------------------------------------------------------------------------------------------------------------------------
Deferred taxes - liabilities:                                       55                         59
-----------------------------------------------------------------------------------------------------------------------------
Less than one year                                                  24                         13

More than one year                                                  31                         46

15)  POSSIBLE ENVIRONMENTAL LIABILITIES

Rhodia is subject to a complex regulatory environment in its different areas of activity, that is changing and increasingly restrictive, and owns facilities that produce or emit sensitive products or those that are subject to environmental protection and human health regulations.

Compliance with the laws and regulations pertaining to protection of the environment incurs significant costs and may force Rhodia to limit any modifications or development of its facilities, shut down certain productions, put in place anti-pollution equipment or incur major pollution-control expenses, including fines and penalties.

Based on available information, Rhodia's management estimates that there are likely no environmental liabilities other than those provisioned for at September 30, 2005. However, Rhodia may also be required to incur additional expenses if there are changes in the texts, laws, regulations or their interpretations.

Possible liabilities were estimated at approximately (euro)140 million at December 31, 2004 (before any discounting). They mainly concern the La Rochelle (France), Silver Bow (Montana, United States) and Cubatao (Brazil) sites regarding possible requirement for off-site treatment and storage of wastes and materials. No provision has been recorded for these matters as of December 31, 2004 in view of their uncertain nature. As of September 30, 2005, the group has no knowledge of any significant change in these possible liabilities.

Between December 2004 and March 2005, Rhodia filed proceedings in the United States and Brazil against Sanofi-Aventis - as a former owner or operator of the Silver Bow (United States) and Cubatao (Brazil) sites - to obtain compensation for environmental liabilities connected with these two sites. Furthermore, as part of a claim for compensation pertaining to other environmental liabilities Sanofi-Aventis was formally notified of a request for arbitration in April 2005.

16)  LITIGATIONS AND PROCEEDINGS IN PROGRESS

Rhodia is involved in certain litigation in the normal course of its business activities, involving primarily claims by the buyers of businesses sold by Rhodia or civil liability compensation claims related to industrial operations or chemical products placed on the market.

Rhodia also believes that there are no litigation or exceptional issues that, taken individually or as a whole, could have a significant negative impact on its business, financial position, or income.

As of September 30, 2005, Rhodia did not have any knowledge of any new significant litigation or any new information on the existing claims or litigation that are described in its French Document de reference (annual report) for fiscal year 2004 and its updates of May and November 2005.

17)  STOCK OPTIONS

The fair value of the stock options granted in 2003, 2002 and 2001 was estimated under the Black-Scholes pricing model using the following factors: duration of options of 4 to 5 years; stock price volatility of 35%, 37% and 34%, respectively; dividends estimated at 2.2%, 2.55% and 2.5%, respectively, and risk free interest rate of 3.83%, 5.29% and 4.8%, respectively.

The weighted-average market value of options granted on the grant date during 2004, 2003, 2002 and 2001 was (euro)0.27, (euro)1.22, (euro)3.38 and (euro)3.58, respectively.

The consumption charge for the period for rendered services paid by equity instruments was less than (euro)1 million as of September 30, 2005.

18)  SECTOR INFORMATION

As of fiscal year 2005, Rhodia is organized into eight enterprises representing its business sectors. For comparison purposes, the figures for fiscal year 2004 have been reclassified.

Information by business segment
-------------------------------

In millions of euros
--------------------

September 30, 2005               Pharma                                    Eco                           Corporate
                                Solutions  Organics  Polyamide  Novecare Services  Acetow   Coatis  Silcea and misc. Consolidated
Sales-Products - Continuing
   operations                        158        255      1,301      693       158      301     416      609     106      3,997

Sales from services and revenues
   from continuing operations         4         29        88         7         5        2       56      19      392       602
Total sales from continuing
     operations                      162        284      1,389      700       163      303     472      628     498      4,599

Intra Group Sales-Products           (4)        (1)      (98)       (8)        0        0      (29)    (22)     (4)      (166)
Intra Group Sales -services and
   continuing operations             (1)       (16)      (14)       (1)        0        0      (38)     (3)    (199)     (272)
Total Intra Group sales              (5)       (17)      (112)      (9)        0        0      (67)    (25)    (203)     (438)

External revenues - continuing
   operations                        154        254      1,203      685       158      301     387      587     102      3,831
External sales of services -
   continuing operations              3         13        74         6         5        2       18      16      193       330
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues and sales-
   continuing operations             157        267      1,277      691       163      303     405      603     295      4,161
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss) from
   continuing operations            (125)       23        104        46       32       47      (3)      12     (148)      (12)
-----------------------------------------------------------------------------------------------------------------------------------
Financial income/(expense)                                                                                               (289)
-----------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                                                                              (41)
-----------------------------------------------------------------------------------------------------------------------------------
Share of earnings/(losses) of
   equity-accounted operations                                                                                             0
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings/(losses) from
   continuing operations                                                                                                 (342)
-----------------------------------------------------------------------------------------------------------------------------------
Recurring EBITDA                     (20)       21        190        79       48       73       13      72     (66)       410
-----------------------------------------------------------------------------------------------------------------------------------

The recurring EBITDA (earnings before interest, taxes, depreciation and amortization) corresponds to the operating income before restructuring, other operating income and expenses and amortization.

Corporate and Miscellaneous : Sales revenue from the "Other" column is composed
---------------------------
of sales from the trading activity, consisting of the purchase and resale, by the Group's international sales network, of products either from other segments of the Group or from third-party partners in the chemistry sector ((euro)58 million at September 30, 2005), in-house sales and sales to third parties of energy products ((euro)110 million at September 30, 2005) and sales of the Europe Phosphates business ((euro)45 million).

Operating income (expense) is composed primarily of the margin of trading operations, and the income (expense) of the entity that manages supplying energy to the Group, charges of the Group's Corporate services and functions ((euro)35 million), and restructuring charges connected either with the Group's reorganization, which was begun in late 2003 ((euro)20 million at September 30, 2005) and finally connected with the accounting of additional environmental provisions pertaining to the group's closed sites and activities ((euro)6 million).

         In millions of Euros
         --------------------

September 30, 2004                Pharma                                   Eco                            Corporate
                                 Solutions  Organics  Polyamide Novecare Services  Acetow  Coatis  Silcea  and misc. Consolidated
Sales-products - Continuing
   operations market                  174      257      1,133      687       157      298     352      560     139      3,757
Sales of services and other
   revenues from continuing
   operations                          3       14        65         28        5        6       40      20      301        482
Total continuing operations           177      271      1,198      715       162      304     392      580     440      4,239

Intra Group Sales-products            (4)     (13)      (86)       (33)       0        0      (18)    (24)      (8)      (186)
Intra Group sales -Services and
   other revenues                     (1)      (5)       (3)       (11)       0        0      (20)     (1)    (116)      (157)
Total Intra Group sales               (5)     (18)      (89)       (44)       0        0      (38)    (25)    (124)      (343)

Outside Sales-products -
   Continuing Operations market       170      244      1,047      654       157      298     334      536     131      3,571
Outside sales - Services and other
   revenues from continuing
   operations                          2        9        62         17        5        6       20      19      185        325
----------------------------------------------------------------------------------------------------------------------------------
Total external sales from
   continuing operations              172      253      1,109      671       162      304     354      555     316      3,896
----------------------------------------------------------------------------------------------------------------------------------
Operating Income (loss) from
   continuing operations              (52)    (43)       38         55        29       55      (7)       2    (122)       (45)
----------------------------------------------------------------------------------------------------------------------------------
Financial income (expense)                                                                                               (213)
----------------------------------------------------------------------------------------------------------------------------------
Income tax                                                                                                                (60)
----------------------------------------------------------------------------------------------------------------------------------
Share of earnings (losses) of
   equity-accounted operations                           7                                              (4)     (4)        (1)
----------------------------------------------------------------------------------------------------------------------------------
Net earnings (losses) from
   continuing operations                                                                                                 (319)
----------------------------------------------------------------------------------------------------------------------------------
Recurring EBITDA                      (10)     13      127          83        48       82       5       40     (44)       344

19)  EVENTS SUBSEQUENT TO THE BALANCE SHEET AT SEPTEMBER 30, 2005

Sales of assets:

As of September 30, 2005 Rhodia finalized the sale of the phosphates and sulphuric acid operations located at the Rieme site in Belgium to Misa Inc.

Rhodia also announced :

     o the sale of the silicates production operation, located on the Nogent-L'Artaud site, in Woellner,

     o the sale of the Decoratives Coatings and Adhesives operation to Hexion Specialty Chemicals INC,

     o the signing with SNIA of a new letter of intent with RadiciGroup to sell all of Rhodia's stake in their joint venture, Nylstar. A firm agreement is expected to be finalized in the next few months, once the different legal and financial aspects are formalized and the legal authorizations obtained.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 9, 2006                           RHODIA

                                                 By:    /s/ JEAN-PIERRE LABROUE
                                                       ------------------------
                                                 Name:  Jean-Pierre Labroue
                                                 Title: General Counsel